CREO PRODUCTS INC. 1999 ANNUAL REPORT

CREO PRODUCTS INC. 1999 ANNUAL REPORT

OUR MISSION

By 2001, the digital prepress solutions provided by CREO and its partners will be the de facto standard in the Graphic Arts industry. CREO will also be recognized as an excellent place to work and a great company with which to do business.

                                                                 CONTENTS

Letter to Creo Shareholders  4

         Technology To Transform the World of Print  12

    A Strategy for Success  20

         Management's Discussion & Analysis  26

              Auditors' Report & Management's Statement
                                     of Responsibility   36

Consolidated Balance Sheets  37

              Consolidated Statements of Operations
                   and Retained Earnings (Deficit)  38

                Consolidated Statements of Cash Flows  39

Notes to Consolidated Financial Statements  40

                                     Investor Information  48


This document was printed by a Creo customer. Hemlock Printers Ltd. of Burnaby, BC, Canada produced this report using advanced techniques to achieve the ultimate in presswork quality. Detailed production notes can be found on the inside back cover.

IMAGINE THE

         POSSIBILITIES ...


                                   [PICTURE]

                                   [PICTURE]

4 | LETTER TO THE SHAREHOLDERS


[PICTURE]

AMOS MICHELSON, CEO

THE PROGRESS WE MADE IN 1999

    IS A DIRECT REFLECTION OF THE SUCCESS

OUR CUSTOMERS HAVE ACHIEVED

    WITH CREO PRODUCTS AND SERVICES.

LETTER TO CREO SHAREHOLDERS

DEAR CREO SHAREHOLDER The 1999 Creo fiscal year will be remembered as a very exciting and rewarding one for us all. Not only did we strengthen our number-one market position in computer-to-plate (CTP) and surpass our sales targets in multiple areas, but we also penetrated new markets, made major product announcements, and, to top it off, we became a publicly traded company. Our team is stronger and the company is more profitable than ever before. We firmly believe that we are well-positioned for continued growth in the coming year.

FINANCIAL HIGHLIGHTS Our progress in 1999 is a direct reflection of the success our customers have achieved with Creo products and services. Total revenues rose 38.4% to $178.3 million (compared to $128.8 million in 1998). Net income was up 67.4% to $18.6 million (compared to $11.1 million in 1998) or $0.59 per share on a fully diluted basis (compared to $0.41 per share in 1998). In fact, net income for the three months ended September 30, 1999 was the highest of any quarter in the company's history at $6.2 million. Gross margins for the year improved to 47.0% compared to 44.7% in 1998. At the end of fiscal 1999, total assets were $220.2 million, while shareholder equity was $160.0 million.

Through our own operations and the Heidelberg/Creo Joint Venture (JV), the number of shipments of CTP systems grew 61.4% in 1999. As of September 30, 1999, the total number of systems installed worldwide was over 1200, which we believe brings our installation base to more than three times that of our nearest competitor. We continued to demonstrate our commitment to

                                                 5 | LETTER TO THE SHAREHOLDERS


-------------------------------------------------------------------------------

FINANCIAL HIGHLIGHTS                                   YEARS ENDED SEPTEMBER 30
(IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                             1999            1998          1997
  Total revenue                          $178,323       $ 128,848      $ 95,583
  Cost of sales                            94,465          71,217        53,634
  Gross profit                             83,858          57,631        41,949
  Earnings from operations                 29,536          19,346         8,287
  Net earnings                             18,560          11,090         5,837
  Assets                                  220,155         102,118        94,464
  R&D expenses, gross                      31,269          19,123        14,877
  Shareholders' equity                    159,956          62,048        50,475
  Earnings per common share (fully
   diluted, Cdn GAAP)                    $   0.59       $    0.41      $   0.24

-------------------------------------------------------------------------------

future profitability by expanding our R&D efforts to $31.3 million gross from $19.1 million in 1998.

In July 1999, Creo went public on the NASDAQ and Toronto stock exchanges. We believe this move will give the company the ability to consider new acquisitions and pursue strategic goals. It will also provide liquidity to the shareholders and employees who have invested in Creo for many years.

A FOCUS ON SUCCESS Sixteen years ago, Creo was a sparkle in the eye of a small group of visionaries. Today, we are world's largest supplier of CTP systems and the proud partner of hundreds of successful printers and tradeshops. Our focus is on providing customers with the best value for their money, which means we must be first to market with products that improve the quality and economics of their operations. Only by being the most efficient provider of the most valued products can we ensure leading market share and profitability.

CTP: NO LONGER IF BUT WHICH ONE Over the past few years, digital printing technologies have been embraced as a way to enhance human skills and achieve new efficiencies in a highly competitive industry. In 1999, it became evident that customers were no longer debating if CTP was in their future but rather when and which one. Printers and tradeshops around the world have now recognized that making the transition to CTP and, to thermal CTP in particular, is a low-risk investment that delivers superior quality, greater consistency, and better efficiency in even the most demanding print environments.

Since the early 1990s, Creo has dedicated resources to eliminating the barriers that could prevent the widespread acceptance of thermal CTP technology. These roadblocks included the limited availability of thermal media, the high cost of proofing hardware, and the lack of efficient and reliable workflow solutions based on open formats. Today, we can confidently say that the last of these barriers has been removed. Media vendors now offer more thermal media than ever before, proofing technology has become more affordable, and PDF has emerged as the open file interchange format of the future. Faced with the choice of which technology to adopt and which vendor to consider, printers are looking for that "something extra" to validate their purchasing decisions. Solutions must be designed to fit the customer's specific print environment and business challenges. Comprehensive customer support, a commitment to


WORLD WIDE SYSTEM INSTALLATIONS
[GRAPH]

CONSOLIDATED REVENUE                  (THOUSANDS OF US $)
[GRAPH]

NET INCOME                            (THOUSANDS OF US $)
[GRAPH]

EARNINGS PER SHARE                    (FULLY DILUTED, CDN GAAP)
[GRAPH]

6 | LETTER TO THE SHAREHOLDERS


[PICTURE]

PARTNERING FOR SUCCESS

CREO IS COMMITTED TO BUILDING CLOSE PARTNERSHIPS WITH CUSTOMERS AND THEIR CLIENTS IN ORDER TO BETTER UNDERSTAND INDUSTRY CHALLENGES AND TO CONTINUE TO DEVELOP INNOVATIVE SOLUTIONS. THIS MEANS DELIVERING THE BEST, MOST PRACTICAL TECHNOLOGY, AS WELL AS EXCELLENCE IN SALES, CUSTOMER SUPPORT, FIELD SERVICE AND TRAINING.

THE FIRST POINT OF CONTACT FOR CREO'S CUSTOMER BASE, THE RESPONSE CENTER OPERATES 24 HOURS A DAY, 7 DAYS A WEEK AND BRINGS TOGETHER TEAMS OF EXPERTS TO HANDLE ANY CUSTOMER CONCERN. OVER 90% OF ALL SOFTWARE PROBLEMS AND OVER 65% OF ALL HARDWARE ISSUES ARE RESOLVED THROUGH THE RESPONSE CENTER.

WHETHER IT IS RESPONDING IN RECORD TIME TO TECHNICAL PROBLEMS, TEAMING UP TO ENSURE SUCCESSFUL SYSTEM INTEGRATION DURING INSTALLATION, OR TRAINING CUSTOMERS ON NEW PURCHASES, THE CREO CUSTOMER SUPPORT TEAM PLAYS A VITAL ROLE.

AN INDEPENDENT SURVEY IN 1999 INDICATED THAT OVERALL CUSTOMER SATISFACTION WITH CREO SUPPORT SERVICES RANKED 7.8 OUT OF 10 POINTS (WITH 10 MEANING "EXTREMELY SATISFIED"). RESPONDENTS INDICATED THAT NO OTHER SUPPLIER DID A BETTER JOB PROVIDING CUSTOMER SUPPORT SERVICES.

    EVERYONE AT CERO IS DEDICATED

TO HELPING OUR CUSTOMERS

         RUN PROFITABLE BUSINESSES.


[PICTURE]                    [PICTURE]

flexible product solutions, and time-tested, field-proven equipment are critical to a well-rounded CTP offering. Creo is leading the way with complete, end-to-end solutions.

TEAM CREO FLOURISHES The Creo team has been growing at an average rate of 36.5% per year for the past three years. Our unique, decentralized corporate culture and flexible team structure have allowed us to accommodate this growth successfully. Overall, our work force grew by 453 people during the year to 1486 people. We feel strongly that our people are our greatest resource and that our future success depends on us all working together effectively. In 1999, we initiated an extensive leadership-training program within Creo, dedicating internal resources to mentoring our people in leadership skills, business strategy, and the principles of economic thinking.

To maintain focus on our corporate mission of making our systems the de facto industry standard by 2001, we divided the company into four distinct product groups in fiscal 1999: Output Systems, Workflow Products, Imaging & Media, and Customer Support. Each group operates under a carefully defined set of objectives.

INNOVATIVE SOLUTIONS Creo's success is based on our efforts to find innovative solutions that help our customers run profitable businesses. In 1999, we were issued four patents and filed for an additional 25.

OUTPUT SYSTEMS In 1999, we released a new, compact 4-page CTP system targeted at smaller printers. With this system, which has been very successful to date, we expect to take leadership in the 4-page CTP market in the same way that we have with our 8-page CTP systems in that market. In

                                                 7 | LETTER TO THE SHAREHOLDERS


1999, we enjoyed continued success with the Trendsetter Spectrum,-TM- which adds cost-effective digital halftone color proofing functionality to our core Trendsetter-Registered Trademark- platesetter line. We also continued shipment of the Proofsetter Spectrum-TM- dedicated, stand-alone proofer. Together, these products deliver a significantly more economical solution to digital halftone proofing than others on the market today.

In 1999, we began an aggressive approach to penetrate other printing markets with our innovative imaging technology. The flexographic printing market, a sub-segment of the packaging market, is the fastest growing segment of the printing industry and one to which we intend to become the leading provider of CTP solutions. In 1999, the ThermoFlex-TM- flexographic platesetter entered full production and was named Technological Innovation of the Year by the Flexographic Prepress Platemakers Association (FPPA). We have recruited specialists and developed technology that, together with strengthened relationships with flexo media suppliers, will boost us into a leadership position in this market.

IMAGING & MEDIA The patented Creo thermal imaging head is at the core of our award-winning output devices. In 1999, we were able to significantly improve the speed of our thermal imaging head, which was already the fastest on the market. The imaging speed is now 40% faster than last year.

We also began to ship digital offset press (DOP) products to our joint venture with Heidelberger Druckmaschinen AG, the world's leading supplier of press equipment. Heidelberg began full production on the Speedmaster 74 Direct Image
(DI) press in the summer of 1999, and Creo supplies up to five thermal exposure systems per press. We expect DOP to be a very fast-growing business for us in the future.

The Imaging & Media teams at Creo and Heidelberg work with over 15 vendors of thermal media worldwide to qualify products, including offset plates, flexo plates, films, imposition proofing materials, and digital halftone proofing materials. We are committed to the media qualification process to ensure that customers achieve the best possible results from the combination of imaging media and output device. All major manufacturers now offer thermal plates and several are already offering thermal processless plates. This wide availability of thermal media encourages competitive pricing and investment in thermal CTP.

WORKFLOW PRODUCTS The launch of the new Prinergy-TM- workflow management system in August 1999 signaled a major shift in our approach to the market. Together with our existing product lines, this new system--the first jointly developed product with Heidelberg--highlights our focus on complete, end-to-end solutions. We believe that Prinergy, which is based on Adobe-Registered Trademark- Extreme-TM- and PDF (portable document format), better prepares us to help customers make a seamless transition to a one-hundred percent digital system. We view Prinergy not only as a workflow product that drives Creo, Heidelberg, and all other output devices on the market, but also as the potential center of every printing facility, controlling all the workflow and offering web and e-commerce capabilities. Ultimately, it will facilitate all

[PICTURE]

RAFFI AMIT, CHAIR OF THE BOARD OF DIRECTORS

TOTAL TEAM CREO GROWTH SINCE INCEPTION - 1983
                                                           [GRAPH]

8 | LETTER TO THE SHAREHOLDERS


communication between the printer, print buyer, and suppliers, providing real-time feedback and status reports.

As the industry moves toward a fully digital workflow, many Creo customers must still work with legacy film and reflective copy. In 1999, Creo introduced the Renaissance II copydot scanning system; a compact, high-performance system that scans halftone film separations or reflective copy and generates digital files. This scanner is based on the same technology as the GATF award-winning Creo Renaissance copydot scanning system. Since its launch in the summer of 1999, the Renaissance II has proven itself to be uniquely positioned to take advantage of the remaining market for film digitization.

OUR SUCCESS TO DATE HAS BEEN DUE IN PART TO OUR STRATEGY OF

         ESTABLISHING COLLABORATIVE RELATIONSHIPS; BOTH WITH OUR

CUSTOMERS AND WITH OTHER COMPANIES IN THE INDUSTRY.

CUSTOMER SUPPORT Of the four Creo product groups, Customer Support is by far the fastest-growing group, expanding to match the pace of new installations. In fiscal 1999, we began converting this team into a full-service unit and revenues from Customer Support activities more than doubled. The Creo support network is widely recognized as among the best in the industry, boasting one-hundred percent customer retention.

STRATEGIC ALLIANCES Our success to date has been due in part to our strategy of establishing collaborative relationships with numerous companies in the printing industry. Nineteen ninety-nine marked the second anniversary of our joint venture with Germany-based print-industry giant Heidelberger Druckmaschinen AG. After an adjustment period for both companies, we believe that our alliance is reaching maturity. Our cooperation unites the flexibility and development capabilities of Creo with the international marketing strengths and distribution network of Heidelberg. Distribution via Heidelberg in Europe and non-NAFTA markets has improved significantly this year. In the last half of fiscal 1999 alone, sales and bookings of joint-venture products outside of North America exceeded those in NAFTA for the first time.

[PICTURE]

[PICTURE]

In 1999, we also worked on strengthening other strategic alliances, particularly in the area of imaging media. We extended our relationship with Kodak Polychrome Graphics on a worldwide basis in the area of thermal plates and films. Kodak Polychrome Graphics distributes both Creo and JV CTP products in Europe. We worked closely with Imation Enterprises Corp. in the area of halftone color proofing and, in the coming year, intend to expand our partnerships in this area to include Kodak Polychrome Graphics and DuPont.

With the development and launch of Prinergy, our strategic alliance with Adobe Systems has been in the spotlight in 1999. We began working with Adobe in 1996 and view them as a major partner in the future.

                                                  9 | LETTER TO THE SHAREHOLDERS


CREO 2000 Fiscal 2000 will be a year of continued growth for Creo with the benefit of having a full family of products, including a new state-of-the-art workflow management system.

We estimate that the graphic arts prepress equipment, services, and consumables businesses support annual revenues of U.S. $8-9 billion. Of this, equipment, software, and services account for $3 billion and our current addressable market of CTP and associated products/services totals approximately $0.8 billion. With this in mind, we will continue to focus all our resources on full digitization of the prepress industry, and will work to push full digitization into the press and post-press area. This includes expanding web and e-commerce capabilities to support our activities. Prinergy lies at the core of this effort, with its Oracle-Registered Trademark-database and flexible infrastructure providing a solid foundation for full facility digitization. We believe that Prinergy will be extremely successful this coming year and will be established as the most productive workflow system available for the offset printing market. We will look for opportunities to expand its application and establish it as the industry standard in production workflows.

We will continue to focus on expanding our number-one market position in CTP systems by working closely with our partners on improving sales in global markets. Our topmost priority will be to protect our core business in large-format (8-page and larger) CTP systems by reducing costs and ensuring that they continue to provide the best price/performance ratio of any CTP system available. We will also continue to leverage our technologies in the areas of DOP imaging kits and 4-page CTP. Our penetration of the flexographic market will continue as we introduce the most technically advanced systems available. In the coming years, we will only pursue new opportunities where we believe we can become the market leader.

NOTE OF THANKS We are thankful for the commitment, creativity, and dedication of the entire Creo team and their families. Our customers also deserve our thanks and appreciation for their loyalty, enthusiasm, and ongoing collaboration. Finally, we would like to thank our partners and shareholders for their continued support and understanding. We look forward to a productive and successful year ahead.



/s/ Amos Michelson                       /s/ Raffi Amit

AMOS MICHELSON                           RAFFI AMIT
Chief Executive Officer                  Chair of the Board of Directors
December 1999


[PICTURE]

ADVANCING AN INDUSTRY

CREO IS COMMITTED TO THE ADVANCEMENT OF DIGITAL PREPRESS TECHNOLOGY, WITH OVER 400 CREO PERSONNEL DEDICATED TO APPLIED RESEARCH & DEVELOPMENT. WE ARE AT THE FOREFRONT OF DIGITAL PREPRESS TECHNOLOGY R&D, INCLUDING NEXT-GENERATION PRODUCTS THAT IMAGE DIGITAL DATA DIRECTLY ONTO PRINTING PRESSES. TESTAMENT TO THE EFFORTS AND DEDICATION OF THE CREO TEAM IS THE FACT THAT, IN THE SPACE OF FIVE YEARS, WE RECEIVED FOUR PRESTIGIOUS INTERTECH TECHNOLOGY AWARDS FROM THE GRAPHIC ARTS TECHNOLOGY FOUNDATION (GATF):

1994   PLATESETTER 3244
1996   THERMAL IMAGING HEAD
1997   RENAISSANCE COPYDOT SCANNING SYSTEM
1998   PRINTLINK DIGITAL INK-KEY SETTING SOFTWARE

IN 1999, THE CREO THERMOFLEX FLEXOGRAPHIC CTP SYSTEM WAS NAMED INNOVATOR OF THE YEAR BY THE FLEXOGRAPHIC PREPRESS PLATEMAKERS ASSOCIATION.

10 | TECHNOLOGY SECTION


                            THE FREEDOM TO CREATE ...


                                    [PICTURE]

                                                        11 | TECHNOLOGY SECTION




                                    [PICTURE]

12 | TECHNOLOGY SECTION


[PICTURE]

DAN GELBART, PRESIDENT & CHIEF TECHNOLOGY OFFICER

WE BELIEVE THAT NO COMPETITOR OFFERS A PRODUCT RANGE COMPARABLE TO OURS IN BREADTH, VERSATILITY, AND PERFORMANCE.



TECHNOLOGY TO TRANSFORM THE WORLD OF PRINT

THE EVOLUTION OF PRINTING If Johannes Gutenberg were alive today, he would marvel at how his invention of the printing press has changed the very nature of human civilization. By creating a more efficient method of producing and circulating information, he literally redefined the way we communicate. At Creo, we also focus on facilitating the production and movement of information. And, like Gutenberg, we do it in the world of printing and the graphic arts.

Printing is currently undergoing a radical transformation, moving from its origins as a manual craft to an automated manufacturing process. Although quality color printing will always demand the skill and talent of creative experts and artisans, today's competitive business environment demands that these skills be complemented with processes that maximize productivity. Creo prepress solutions help businesses become more efficient--and often more profitable--by easing the transition to a digital workspace and by helping teams work better together.

                                                     CONVENTIONAL PREPRESS

[PICTURE] Create digital pages                 [PICTURE] Assemble film flats
[PICTURE] Image film separations               [PICTURE] Proof flats
[PICTURE] Develop films                        [PICTURE] Image printing plates
[PICTURE] Film                                 [PICTURE] Develop plates
[PICTURE] Proof pages                          [PICTURE] Mount plates on press

                                                        13 | TECHNOLOGY SECTION


MAKING CTP A PRACTICAL SOLUTION Even 20 years ago, the desire to make CTP a practical reality was widespread. It was only recently, however, that advancements in computing power, desktop publishing, and imaging technology reached a point where reliable digital plate-production became feasible. In 1994, Creo was the first to develop and commercialize a fully integrated high-speed CTP solution. To do this, we spent years researching and working with industry players to identify and build the tools that would make their businesses successful. The decisions made and risks taken along the way are what helped Creo develop the most productive CTP solutions available today. Bold, strategic decisions--such as the original move to focus on CTP as a business--have defined the Creo character over the years and enable us to bring successful products to market quickly. A company-wide commitment to these decisions serves as the driving force behind our product development initiatives.

BUILDING A BUSINESS OUT OF CTP Initially, Creo was a manufacturer of optical tape recorder (OTR) devices and a vendor of laser imaging engines to the printing industry. In 1991, the decision to service the industry directly as a full-system CTP provider marked the start of Creo's unwavering commitment to all-round customer success. Rather than offer a piece of a solution, we decided to build a complete digital prepress system. The goal? Make it easy for customers to adopt new technology by eliminating each potential roadblock; one by one. To do this, we leveraged what we knew best--processless thermal imaging technology. When we turned our sights to the printing industry, we used this optical data storage technology as the platform upon which to build the world's leading CTP systems.

HOT TECHNOLOGY: A FOCUS ON THERMAL IMAGING From 1991 to 1995, most research and development initiatives at Creo focused on building a viable thermal imaging engine for CTP applications. In 1994, we delivered our first commercial CTP system, which used visible light to create the image on the plate. In 1995, we introduced the first thermal CTP system at DRUPA--the world's largest trade fair and exposition for printing technologies. Over 40 CTP systems were on display at DRUPA, but only two were based on thermal technologies. Despite skepticism in the industry at the time, Creo pursued thermal technology, driven by the fact that it is the only process capable of imaging the entire range of materials used by printers and tradeshops: offset plates, processless plates, dry (waterless) plates, proofing media, film, and even flexographic media.

Since 1995, Creo has proven the value and reliability of thermal CTP technology at over 1200 demanding production sites worldwide. Our innovations have established thermal imaging as the industry standard for CTP technology.

[PICTURE]

PRINTING & PREPRESS: A BRIEF INTRODUCTION

THE PRINTING PROCESS PLACES DOTS OF DIFFERENT-COLORED INK ON PAPER SO THAT TOGETHER, THEY FORM A FULL-COLOR IMAGE. MOST PRINTED IMAGES ARE FORMED BY MIXING DOTS OF FOUR STANDARD COLORS: CYAN, MAGENTA, YELLOW, AND BLACK (CMYK). TO PRINT A FULL-COLOR IMAGE ON A PRESS, THE ORIGINAL IMAGE MUST FIRST BE SEPARATED INTO LAYERS REPRESENTING THE FOUR BASIC INK COLORS. EACH LAYER IS THEN PRINTED SEPARATELY, ONE ON TOP OF THE OTHER, TO CREATE THE IMPRESSION OF MULTIPLE COLORS.

THE FOUNDATION OF THIS PROCESS IS THE PRINTING PLATE. THESE ARE GENERALLY MADE FROM ALUMINUM AND HOLD THE MASTER IMAGE USED BY THE PRESS TO TRANSFER INK ONTO SHEETS OF PAPER. THE QUALITY OF THE IMAGE ON THE PLATE DIRECTLY AFFECTS THE QUALITY OF THE PRINTED PIECE. THIS MEANS THAT PLATEMAKING IS ONE OF THE MOST IMPORTANT ELEMENTS OF PRINT QUALITY. PLATEMAKING IS THE LAST STEP IN THE PREPRESS PROCESS, WHICH INCLUDES ALL ACTIVITIES REQUIRED TO ENSURE A JOB IS READY FOR PRINTING.

CREO TECHNOLOGY MAKES PREPRESS THE MOST EFFICIENT, CONSISTENT, ACCURATE PROCESS POSSIBLE. TO PRINTERS, THIS MEANS A HEALTHIER PROFIT MARGIN AND REDUCED OPERATING COSTS. TO PRINT BUYERS, IT MEANS GETTING THE BEST POSSIBLE JOB IN THE SHORTEST POSSIBLE TIME.


CREO SOLUTION

[PICTURE] Create digital pages         [PICTURE] Develop plates (optional)
[PICTURE] Workflow management          [PICTURE] Mount plates on press
[PICTURE] Image thermal plates and
          proofing media

14 | TECHNOLOGY SECTION


CHANGING THE MINDSET OF AN INDUSTRY

"IN 1995 AT THE DRUPA PRINTING EXHIBITION IN GERMANY, THE PUNDITS OF THE INDUSTRY COMMENTED THAT THERE WERE MORE COMPUTER-TO-PLATE SYSTEMS INSTALLED AT THE SHOW THAN IN USER SITES AROUND THE WORLD. THIS WAS TRUE, BUT THE COMMENT IMPLIED THAT CTP WAS NOT A VIABLE IDEA. THAT EVENT WAS ALSO NOTABLE FOR THE INTRODUCTION OF CREO THERMAL CTP, WHICH HAD A LOT TO DO WITH CHANGING THE MINDSET OF THE INDUSTRY.

AS WE RAPIDLY APPROACH DRUPA 2000, Y2K WILL BE REMEMBERED AS YCTP, AS PRINTERS REALIZE THE BENEFITS OF WORKFLOW EFFICIENCY PROVIDED BY AUTOMATION OF THE PLATEMAKING PROCESS. NOT ONLY IS THE IDEA VIABLE--IT IS ESSENTIAL FOR THE SUCCESS OF PRINT AS A COMMUNICATION VEHICLE."

FRANK ROMANO
PROFESSOR

SCHOOL OF PRINTING MANAGEMENT & SCIENCES
ROCHESTER INSTITUTE OF TECHNOLOGY (RIT)

FROM LASER SPOT TO HALFTONE DOT

[PICTURE]      -  The energy in a Gaussian laser spot is brighter in the center than at the edge. It is also round while the target pixels are always square.

[PICTURE]      -  The laser spot is turned on and off (modulated) on the
                  recorder grid to build each halftone dot according to how it was defined in the original bitmap.

[PICTURE]      -  Each halftone dot defines a tone in the final reproduction. If the imaging method allows normal manufacturing tolerances and variations to cause a change in dot size, the result will be a shift in tone and color on press.

FROM LASER SPOT TO HALFTONE DOT WITH SQUARESPOT

[PICTURE]      -  Creo uses a unique, square-shaped laser energy spot to expose the plate. This SQUAREspot imaging technology mimics the square target pixels precisely.

[PICTURE]      -  The laser spot is turned on and off (modulated) on the
                  recorder grid to build each halftone dot according to how it was defined in the original bitmap.

[PICTURE]      -  Each halftone dot defines a tone in the final reproduction.
                  Creo SQUAREspot imaging is virtually immune from the normal manufacturing tolerances and variations that can cause dot size changes and subsequent tone and color shift on press.


THE IMPACT OF GAUSSIAN THERMAL IMAGING ON HALFTONE DOTS

[PICTURE]      -  Gaussian laser spots are larger than the target pixel - their gradation in energy from center to edge means that the final dot shape on plate can vary with even minor process variations.

[GRAPH]        -  Plate/emulsion thickness, laser exposure power, and processing variations move the exposure threshold
               -  Zone of possible variation
               -  A-B Range of spot sizes that are imaged on plate

[PICTURE]      -  The edge of a single halftone dot exposed with a Gaussian laser is an inaccurate representation of the original bitmap pixels. (Unretouched photo micrograph colored only for clarity)

[PICTURE]      -  A closer view, at an angle, reveals that the transition from the ink-carrying image dot (-) to the water-carrying plate surface (-) is gradual and poorly defined.

THE IMPACT ON HALFTONE DOTS WITH CREO THERMAL IMAGING

[PICTURE]      -  Creo SQUAREspot laser spots are square, like the original halftone bitmap pixels. Laser energy is even from center to edge. This means that typical, real-world variations in exposure, plates, and processing can have only a negligible effect on the final plate dot size.

[GRAPH]        -  Plate/emulsion thickness, laser exposure power, and processing variations move the exposure threshold
               -  Zone of possible variation
               -  A-B Range of spot sizes that are imaged on plate

[PICTURE]      -  The edge of a single halftone dot exposed with Creo SQUAREspot is a sharp, accurate representation of the original bitmap.
                  (Unretouched photo micrograph colored only for clarity)

[PICTURE]      -  A closer view, at an angle, reveals that the transition from the ink-carrying image dot (-) to the water-carrying plate surface (-) is sharp, steep, and well-defined.

                                                        15 | TECHNOLOGY SECTION


         CREO IS THE DRIVING FORCE BEHIND

AN INDUSTRY-WIDE TRANSITION TO

         A FULLY DIGITAL PRINT-PRODUCTION ENVIRONMENT.

[PICTURE]

[PICTURE]

When given the choice, customers today overwhelmingly prefer thermal to other imaging systems. Since January 1997, 99% of the systems we have installed have been thermal, and all major manufacturers of CTP devices currently offer or plan to offer thermal products. The majority of new plates and proofing media coming to market are designed for thermal systems, with major media suppliers now selling a greater volume of thermal plates than visible-light. The industry has clearly embraced thermal CTP because it provides the foundation for total process control and manufacturing efficiency. But not all thermal CTP systems are created equal.

SQUARESPOT: UNIQUE, PATENTED IMAGING TECHNOLOGY SETS CREO APART The many benefits of thermal CTP, such as higher-quality presswork, more consistent reprints, less wastage, and digital image integrity ultimately depend on the quality and consistency of the image on the printing plate. Creo developed a unique, patented imaging technology--called SQUAREspot-TM- --which remains unrivaled in the industry for output precision and predictability.

On a digital plate, the dots that make up each image are comprised of clusters of laser-exposed spots, which are arranged according to a grid of squares. Most imaging techniques use a round-shaped laser spot to fill the squares in the grid. Because the laser forms round spots, each one must be larger than a single grid-square to avoid creating gaps between adjacent spots. As a result, neighboring spots overlap, which introduces distortions in the image. In addition, the exposing energy of a round laser spot varies across its width, producing inconsistent and unpredictable dots in the final image. Creo SQUAREspot technology uses a square-shaped laser spot that exhibits virtually no gradation in energy across its width, making the spot extremely predictable and consistent. Its square shape allows exposed spots to be precisely knit together to form any shape of final dot.

SQUAREspot imaging helps printers maintain end-to-end data integrity--from the original file through to the press--despite the variations that occur in a typical production environment. Such process control, which is the main advantage of our systems, is a direct result of the superior edge-resolution possible with SQUAREspot. Edge-resolution is a measurement of the transition zone from imaged to non-imaged area at the edges of a laser spot. With SQUAREspot, this transition is five to ten times more distinct than that of any


BUD LANGE, OWNER
LANGE GRAPHICS
DENVER, CO

"CREO HAS MADE US MORE COMPETITIVE FOR THREE REASONS. WE SAVE OUR CUSTOMERS MONEY, OUR PROOFING AND PLATING CAPABILITIES ARE SUPERIOR TO THOSE OF OUR COMPETITION, AND WE ARE ABLE TO PRODUCE BETTER QUALITY WORK MORE EASILY AND MORE OFTEN. WE'RE GIVING OUR CUSTOMERS BETTER QUALITY WORK TODAY, AT A FASTER PACE, FOR THE SAME PRICE. IT WAS DEFINITELY THE BEST BUSINESS INVESTMENT WE HAVE EVER MADE."

16 | TECHNOLOGY SECTION


CREO SOLUTIONS HELP BUSINESSES BECOME MORE EFFICIENT--

AND OFTEN MORE PROFITABLE--
BY EASING THE TRANSITION TO A DIGITAL WORKSPACE.

[PICTURE]

DAVE KAUFFMAN, WORKFLOW TECHNOLOGY LEADER

PRINERGY--THE NEW POWER IN WORKFLOW

IN 1999, CREO AND HEIDELBERG LAUNCHED THE PRINERGY WORKFLOW MANAGEMENT SYSTEM. AN INTEGRATED, STATE-OF-THE-ART WORKFLOW MANAGEMENT SYSTEM, PRINERGY IS BASED ON ADOBE EXTREME AND PDF TECHNOLOGY. BY ORGANIZING AND AUTOMATING THE INDIVIDUAL TASKS IN PREPRESS AND PLATE PRODUCTION, PRINERGY MAKES IT EASIER THAN EVER FOR PRINTERS TO MOVE TO A 100% DIGITAL WORKFLOW. PRINERGY IS DESIGNED TO TAKE FULL ADVANTAGE OF E-COMMERCE TECHNOLOGY, USING GLOBAL STANDARDS FOR DATABASES AND FORMATS.

THE PRODUCT ARCHITECTURE FOR PRINERGY IS DESIGNED TO MEET FOUR MAJOR OBJECTIVES; THE FIRST BEING TO HELP PRINTERS AND PREPRESS PROFESSIONALS ACHIEVE RELIABLE PROCESS CONTROL AND MAXIMUM PRODUCTIVITY. THE SECOND IS TO MAKE JOB PROGRESS VISIBLE AT ALL STAGES OF PREPRESS, AND THE THIRD IS TO STRENGTHEN TEAMWORK BY MAKING IT EASY TO SHARE INFORMATION IN REAL-TIME. FINALLY, PRINERGY IS AN OPEN, ACCESSIBLE TOOL BASED ON INDUSTRY-STANDARD FILE FORMATS. THROUGHOUT THE DEVELOPMENT PROCESS, CUSTOMERS TESTED AND PROVIDED DIRECT INPUT ON SYSTEM FEATURES.

other CTP system on the market. The bottom line? Plates that are accurate and consistent, giving customers the potential to increase their overall throughput, product quality, and profitability.

ONE SYSTEM ARCHITECTURE; MULTIPLE APPLICATIONS Creo CTP solutions use a combination of external drum architecture and a multi-beam thermal-imaging head:

[PICTURE]

EXTERNAL DRUM ARCHITECTURE Creo was the first to offer an automatic thermal CTP system that transfers data onto plates wrapped around the outside of a rotating drum. We believe that external drum technology produces a higher-quality image on the plate, because it allows for the use of an auto-focus mechanism that is essential for high-resolution imaging.

MULTI-CHANNEL THERMAL LASER Creo's patented thermal imaging head splits the output of a single high-power laser into 240 separate beams. In contrast, most competing CTP systems use separate lasers to produce each beam, which significantly increases cost and complexity while reducing reliability.

Creo has used these core elements to build an entire family of imaging systems for plates and proofing material of all sizes and types; systems that are modular and scalable to fit any production environment. In addition to streamlining our support and servicing mechanisms, this architectural simplicity has allowed us to expand the application of our technology to the broadest possible range of media, including on and off-press plating. Because all offset presses are external drum devices, external drum architecture is uniquely suited for on-press imaging applications using digital offset press (DOP) technology--the next step in the digitization of the print-production process. In fact, Creo began to ship DOP imaging solutions in 1999.

CRAFTING A COMPLETE SOLUTION...AND SIZING IT TO FIT With the advent of digital technology came the need to transfer and manipulate huge volumes of digital data. We have always believed that a database-driven workflow solution was the key to making this process manageable. We pioneered this method with PlateMaster; an open, PostScript-based workflow system currently in use in hundreds of demanding

                                                        17 | TECHNOLOGY SECTION


print-production facilities. The concept has evolved further with Prinergy, which uses an Oracle database as its foundation.

At the heart of the decision to focus Creo on CTP was the understanding that customers would want a complete solution before moving away from familiar, conventional methods of platemaking. This meant building a system that could digitize archived or client-supplied film; incorporate a reliable method of previewing (i.e. proofing) jobs before they were imaged onto plates; and control and track all job-related activities.

Today, Creo offers a comprehensive range of CTP solutions that comprise a complete and fully integrated digital prepress system:

-  input devices, which digitize film separations;

- workflow software, which manages the flow of data as it is processed and prepared for output;

- proofing systems, which are used to check color and layout by creating a simulation of what the final printed job will look like; and

-  output devices, which transfer data onto printing plates.

Creo systems can accommodate a full range of plate sizes, throughput requirements, and automation levels. Our solutions allow printers and tradeshops with any size operation to respond more quickly and cost-effectively to demands from their customers for tighter deadlines, better and more consistent color quality, shorter print runs, and greater customization of print jobs. At the same time they can benefit from reduced print cycle times and more flexible scheduling of presses.

MODULAR, OPEN SYSTEMS MAKE INVESTING EASIER Creo solutions support industry-standard file formats, accommodate a wide variety of input media, and are adaptable to emerging file formats. Our equipment is designed to be compatible with printers' existing prepress equipment, thus avoiding waste and making our customers' investment decisions easier.

The components of our CTP solutions are modular and can be used separately or assembled in a variety of configurations to meet the needs of customers with varying print volumes and press sizes. Components can be added to increase functionality and/or capacity.

GIVING SUPPORT SERVICES A NEW TWIST Creo offers comprehensive pre-sale evaluation, installation, system integration, training, and post-sale support through what we believe is the most knowledgeable and experienced field service organization in our industry. We believe that our service and support organization, which maintains the reliability and performance of our systems and works proactively to improve the productivity of our customers, gives us a competitive edge.

Today, customers count on Creo to help them be more efficient, more consistent, and more profitable in their work. Tomorrow, they can continue to count on us as we redefine industry standards with advanced tools designed for practical applications.

TONY PARKER, CORPORATE DIRECTOR OF DIGITAL TECHNOLOGY
SMYTH COMPANIES (ST. PAUL, MN)
PIEDMONT LABEL DIVISION (BEDFORD, VA)

"CTP IS NOT ONLY A SYSTEM TO GET IMAGES ONTO PLATE, IT'S LITERALLY TRANSFORMING THE WAY WE DO BUSINESS. OUR OBJECTIVES ARE TO USE CREO SOLUTIONS TO CREATE CONSISTENCY AND BUILD COMMON PROCESSES ACROSS THE BOARD. THAT'S WHAT WILL KEEP US COMPETITIVE IN THE GLOBAL ECONOMY."

PRODUCT OVERVIEW (SIMPLIFIED)

INPUT SYSTEMS

[PICTURE]

RENAISSANCE II
copydot scanning system

[PICTURE]

RENAISSANCE
copydot scanning system

[PICTURE]

COPYDOT TOOLKIT
software

WORKFLOW MANAGEMENT SYSTEMS

[PICTURE]

iMPAct WORKFLOW
PostScript-based

[PICTURE]

PRINERGY WORKFLOW
PDF-based

Creo workflow management solutions are based on open, industry standard formats in order to enable maximum connectivity among systems produced by different vendors. These two product families incorporate a variety of tools that address every facet of print production.

OUTPUT SYSTEMS
Digital Halftone Proofs, Films and/or Plates

                                OFFSET SYSTEMS
-------------------------------------------------------------------------------

[PICTURE]

THERMAL HEAD

[PICTURE]

PROOFSETTER SPECTRUM

[PICTURE]

TRENDSETTER FAMILY

[PICTURE]

PLATESETTER 3244

[PICTURE]

VLF TRENDSETTER FAMILY

[PICTURE]

VLF PLATESETTER FAMILY

                                 FLEXO SYSTEMS
-------------------------------------------------------------------------------

[PICTURE]

THERMOFLEX  FAMILY

18 | A STRATEGY FOR SUCCESS


         BELIEVE IN A TRANSFORMATION

                   OF THE WORLD OF PRINT...




                                   [PICTURE]

                                                    19 | A STRATEGY FOR SUCCESS





                                   [PICTURE]

20 | A STRATEGY FOR SUCCESS


[PICTURE]

          93% OF CTP USERS SURVEYED SAID THAT THEY WOULD STILL BUY CTP

    IF THEY HAD TO DO IT ALL OVER AGAIN. 79% OF SURVEY RESPONDENTS INDICATED

        THAT THEY PLAN TO MAKE ADDITIONAL CTP INVESTMENTS IN THE FUTURE.

1999 SURVEY OF CTP USER SATISFACTION,
         GRAPHIC ARTS TECHNICAL FOUNDATION (GATF), AUTHORED BY HAL HINDERLITER.


A STRATEGY FOR SUCCESS


Over the past decade, companies in the graphic arts and printing industry have been challenged to keep pace with a steady increase in customer demand for tighter deadlines, better and more consistent color quality, shorter print runs and greater customization of print jobs. In a market where competition is fierce and margins slim, this means finding smart new ways to give print buyers greater value for the same money. Applying sophisticated technology and automation to enhance the capabilities of traditional prepress and press operations is the key. The Creo strategy focuses on generating practical solutions that help printers and tradeshops around the world stay competitive. It's important to everyone at Creo that we be recognized as a company that cares about customer success. Whatever it takes.

CHALLENGES AND OPPORTUNITIES The printing industry is changing, and the change is not driven by customer demand alone. The trend towards consolidation is uniting production facilities located a continent apart...or just across town. New business models are required to manage the fact that jobs might be processed in one location, proofed at another, and printed at a third. Prepress might happen in-house or different stages contracted out to a tradeshop.

The way that people communicate and advertise is also changing. The increasing availability of alternate media, such as the Internet and "on-demand" digital printing, is giving buyers new ways to deliver information; ways that are cheap, easy, and immediate. To remain competitive, printers and tradeshops must produce more, better, faster. Some are adding e-commerce, web design, and on-demand digital printing to round out their offerings. Equipment investments must pay back quickly and staff must work at optimum productivity levels. In the end, producing high-quality output quickly

                                                     21 | A STRATEGY FOR SUCCESS


and reliably will remain critical. We believe that we provide the broadest range of solutions to make this a reality for businesses of all types and sizes. We're also plugged into the issues that will affect how these companies remain competitive as the industry evolves. Through a combination of partnership, understanding, support, and innovative technology, we will lead them to success in the coming years.

MARKET DEMOGRAPHICS Commercial printing is the largest segment of the printing industry and commercial printers are the largest purchasers of prepress capital equipment. 1997 revenues of commercial printers in the United States alone exceeded $70 billion,(1) and it has been estimated that the worldwide market for prepress imaging equipment will exceed $3 billion.(2) We believe that less than 20% of commercial printers in the world currently use CTP solutions and we are focused on the fact that CTP unit shipments worldwide are expected to grow at a compound annual growth rate of over 25% from 1999 to 2003.(3)

At the end of fiscal 1999, more than 1200 of our CTP systems had been installed in 29 countries worldwide, with many of the largest commercial printers in North America and Europe having installed our systems at multiple sites. About half of current Creo customers are small and mid-size commercial printers. Our goal is to continue to expand penetration of the worldwide small and mid-size printing market.

STRATEGIC DIRECTIONS
Our primary objective is to maintain our position as a leading developer and supplier of innovative digital prepress products and technologies, expanding over time to include on-press and post-press solutions. To cite our mission statement, by 2001 the digital prepress solutions provided by Creo and its partners will be the DE FACTO standard in the graphic arts industry. Our business strategy consists of the following four key elements:

FOCUS ON CUSTOMER SUCCESS We strive to work closely with our customers to ensure that Creo solutions generate clear economic benefits for them. Their contributions are important to our design process, helping us to evaluate the productivity, output quality, reliability, and ease-of-use of our systems. In the coming years, we will continue our efforts to make our systems a cost-effective investment for every size and type of print operation. We will also carry through with plans to expand our customer service capabilities and become even more proactive about support and training issues.

EXPAND AND LEVERAGE STRATEGIC BUSINESS ALLIANCES Creo's success to date has been due in part to a strategy of establishing collaborative relationships with leading commercial printers; manufacturers of printing presses, plates, and consumables; and others in the commercial printing industry. Our strategy is to continue to develop and expand these collaborative relationships to broaden our distribution, product development, and manufacturing capabilities.

[PICTURE]

EXCELLENCE IN OPERATIONS

AT CREO, WE MAINTAIN SUPERIOR QUALITY STANDARDS BY IMPLEMENTING A QUALITY SYSTEM BASED ON THE REQUIREMENTS OF THE ISO 9002 STANDARD. THIS QUALITY SYSTEM WORKS IN TANDEM WITH A STRONG EFFORT TO INSTILL PERSONAL QUALITY RESPONSIBILITIES IN EACH CREO EMPLOYEE. EVERYONE AT CREO IS RESPONSIBLE FOR ENSURING THAT OUR CUSTOMERS ARE SUCCESSFUL AND SATISFIED USING CREO PRODUCTS AND SERVICES.

AS PART OF AN ONGOING EFFORT TO IMPROVE OPERATIONAL CAPABILITIES, CREO DEPLOYS BEST-OF-BREED SYSTEMS FOR EACH AREA OF THE COMPANY. FOR ORDER FULFILLMENT, MANUFACTURING, FINANCE, AND HUMAN RESOURCES, WE USE SAP,-TM-WHICH WE HAVE SUCCESSFULLY INTEGRATED WITH CLARIFY-TM---OUR CUSTOMER SUPPORT SYSTEM--AND PLAN TO INTEGRATE WITH PIVOTAL-Registered Trademark--- OUR SALES SYSTEM.

CREO USES MICROSOFT-Registered Trademark- NT,-Registered Trademark-
SQL SERVER,-TM- EXCHANGE, AND IIS; WORKING CLOSELY WITH MICROSOFT AS A BETA SITE FOR SQL 7.0. WE HAVE A RICH, DEEP INTRANET FOR COMMUNICATING INFORMATION TO CREO EMPLOYEES WORLDWIDE, AND WE ARE MAKING A SIGNIFICANT INVESTMENT IN THE CREONET WEB INFRASTRUCTURE TO SUPPORT A RANGE OF E-BUSINESS INITIATIVES.

(1) Industry study prepared in July 1998 for NPES (The Association for Suppliers of Printing, Publishing and Converting Technologies) based in Reston, Virginia.

(2) Report prepared in November 1997 by State Street Consultants, Inc., an independent consulting firm based in Boston, Massachusetts.

(3) June 1999 report prepared by Cloud Information Services, industry researchers based in Nashua, New Hampshire.

22 | A STRATEGY FOR SUCCESS


         NOT ONLY DOES OUR PHILOSOPHY OF SELF-MANAGEMENT

ALLOW US TO PUSH THE TECHNOLOGICAL ENVELOPE,

         BUT IT ALSO KEEPS OUR STAFF TURNOVER RATE

                   ONE OF THE LOWEST IN THE INDUSTRY.

TED ETHERIDGE, PRESIDENT & CEO
STEKETEE VAN-HUIS
HOLLAND, MI

"OUR PAYBACK WILL BE MEASURED BY IMPROVEMENTS IN PRESSWORK QUALITY, SHORTENED TURNAROUND TIME FOR OUR CUSTOMERS, REDUCTION OF LEAD TIME ON JOBS, AND THE FLEXIBILITY OF MAKING LAST-MINUTE CHANGES BEFORE THE PLATES ARE IMAGED. WE'RE SELLING PREDICTABLE RESULTS TO OUR CUSTOMERS, AND WE BELIEVE THAT CREO AND HEIDELBERG DELIVER THE MOST PREDICTABLE RESULTS FROM PROOF TO PLATE TO PRESS, DAY IN AND DAY OUT."


CREO OPERATING PRINCIPLES

WE STRIVE TO BE THE BEST IN THE WORLD IN ALL THAT WE DO

WE CARE ABOUT EACH OTHER, OUR CUSTOMERS, OUR SUPPLIERS, AND OUR SHAREHOLDERS

WE WILL DO OUR ABSOLUTE BEST TO HONOR OUR COMMITMENTS

WE BELIEVE PEOPLE ARE MOST EFFECTIVE WHEN SELF-MANAGED

WE WILL STRIVE TO ACT ALWAYS WITH INTEGRITY AND FAIRNESS

CONTINUE TO EXPAND OUR GLOBAL MARKET PRESENCE We plan to increase expansion of our market penetration geographically, with a focus on small to mid-size commercial printers, which generally use 4-page and 8-page presses. We will continue to expand our presence in the international market for large-format CTP systems by augmenting our direct sales force and cultivating distribution arrangements with leading vendors of thermal plates.

EXPAND OUR TECHNOLOGY LEADERSHIP We intend to continue to make significant investments in the research and development of innovative, next-generation, market-leading technologies. We will continue to broaden the range of our product offerings as well as enhance the features, reliability, and price/performance ratio of our existing products.

COMPETITIVE ADVANTAGES
TEAM-FOCUSED MANAGEMENT Creo is built on a foundation of solid technology, strong business sense, calculated risk, good timing, and a healthy measure of fun. We emphasize teamwork, flexibility, decentralized decision-making and the free flow of information. Over the years, we have developed a unique corporate culture that attracts highly qualified and motivated employees. Not only does our philosophy of self-management and the encouragement of creativity allow us to push the technological envelope, but it also keeps our staff turnover rate one of the lowest in the industry. In 1999, only 3.8% of our staff chose to move on.

We believe that our management approach enables each individual to perform at their best, in the method that best suits their own unique style. Our decentralized organization is a key factor in the Company's ability to accommodate rapid growth in multiple geographic locations with relative ease. Creo was founded on a vision that stresses consensus, unit presidency, and economic thinking, while discouraging the politics and unilateral directives that can often result from a structured hierarchy.

We feel it is important that every Creo employee be a shareholder in the company and share in the rewards earned by the team as a whole. This level of employee ownership is quite rare, especially in a high-technology industry. Many people find it interesting to learn that performance evaluation at Creo is based on an annual 360-degree peer review. Conducted every October, this process is managed using sophisticated, confidential database tools and covers every employee, including Senior Management.

                                                    23 | A STRATEGY FOR SUCCESS


As at September 30, 1999, we employed 1486 people full-time. Of these, 447 are engaged in research and product development, 390 in manufacturing, 377 in customer support activities, 149 in marketing and sales and 123 in administration.

IN-HOUSE RESEARCH AND PRODUCT DEVELOPMENT Research and product development activities at Creo are performed in-house by engineers and scientists with expertise in a variety of fields, including software, electronics, mechanics, optics, physics, and printing. Product development is organized around core teams that involve representatives from all areas of the company. Each core team has the authority to manage all aspects of its products and projects, including product architecture, core technology, functionality, and testing.

Current research and product development efforts are focused on improving our current product line; developing next-generation workflow and output devices, including digital offset press products; and applying our core technologies to new printing markets and methods such as packaging printing and flexography.

Our success and ability to compete are dependent in part on our ability to develop and protect proprietary technology. We file United States and, where appropriate, foreign patent applications to protect technology, inventions and improvements important to the development of our business. We also rely on a combination of copyright, trademark and trade secret rights, confidentiality agreements, and licensing arrangements.

CONCENTRATED PRODUCTION We produce and assemble most of our hardware and software products, including all thermal imaging heads, at the three Creo production facilities in British Columbia, Canada. Electro-optical assembly, precision mechanics and electro-mechanical assembly, as well as testing and systems integration are also performed at these facilities. In order to maintain flexibility and reduce costs, Creo sub-contracts the manufacture and assembly of some of the components of our output devices. All of our output devices are designed to use the same imaging heads, resulting in reduced inventory requirements and increased manufacturing and servicing efficiencies. 4- and 8-page Trendsetters are also produced at Heidelberg's manufacturing facility in Kiel, Germany. These systems are destined for delivery to customers in Europe, Asia, Africa, and South America.

CLOSE CUSTOMER RELATIONSHIPS & COMPREHENSIVE CUSTOMER SUPPORT Creo backs up the most dependable, highest-quality products in the industry with what we believe to be the most dependable, highest-quality customer support in the industry. We provide comprehensive services to our customers, including on-site and 24 x 7 on-line service and support. Our site-ownership approach promotes a long-term relationship between the customer and Creo support staff; a relationship built on a complete understanding of each customer's unique challenges.


[PICTURE]

[PICTURE]

BEYOND PROFITS--DIGITAL SOLUTIONS THAT BENEFIT THE ENVIRONMENT

NOT ONLY DOES DIGITAL TECHNOLOGY SAVE PRINTERS AND PREPRESS EXPERTS MONEY, BUT IT ALSO BENEFITS THE ENVIRONMENT BY REDUCING WASTE AND CHEMICAL BY-PRODUCTS. BY ELIMINATING FILM AND THE CHEMICALS ASSOCIATED WITH PROCESSING IT, CTP HAS MADE GREAT STRIDES IN REDUCING THE NON-RECYCLABLE AND POTENTIALLY TOXIC WASTE PRODUCED IN THE PRINTING PROCESS. IN FACT, THE EFFICIENCIES THAT CTP BRINGS TO THE PRESSROOM GENERATE OVERALL SAVINGS OF INK, PAPER, POWER, AND IMAGING MEDIA. BECAUSE THERE IS LESS PAPER WASTED IN PRESS MAKE-READY, DISPOSAL REQUIREMENTS CAN ALSO BE SIGNIFICANTLY REDUCED.

CREO HAS BEEN DRIVING THE DEVELOPMENT OF PROCESSLESS PLATE-IMAGING TECHNOLOGY, TO REDUCE COSTS AND TIME IN PREPRESS, BUT ALSO TO DELIVER LONG-TERM ENVIRONMENTAL BENEFITS. WE ARE ACTIVELY WORKING WITH ALL MAJOR MEDIA VENDORS WORLDWIDE TO HELP THEM DEVELOP AND TEST PROCESSLESS MEDIA.

24 | A STRATEGY FOR SUCCESS


[PICTURE]

DESTINATION: THE WORLD

FROM CREO HEADQUARTERS IN GREATER VANCOUVER, CANADA AND HEIDELBERG'S MANUFACTURING FACILITY IN KIEL, GERMANY, ABOUT 90 IMAGING SYSTEMS PASS THROUGH THE SHIPPING BAYS EACH MONTH. DESTINED FOR COUNTRIES AROUND THE WORLD, EACH SYSTEM IS SPECIALLY PACKAGED TO ENSURE ITS PROTECTION. TO DATE, THERE HAS NEVER BEEN AN INSTANCE OF SYSTEM DAMAGE EN ROUTE TO A CUSTOMER SITE.

LIKE OUR PRODUCTS, THE CREO TEAM TRAVERSES THE GLOBE. FROM FIELD OFFICES IN 15 COUNTRIES, CREO SALESPEOPLE AND SERVICE ENGINEERS SUPPORT A DIVERSE GROUP OF CUSTOMERS IN ALL LOCATIONS WHERE OUR SYSTEMS OPERATE. BY EMPLOYING PEOPLE LOCALLY, WE GAIN VALUABLE MARKET EXPERTISE AND A BETTER UNDERSTANDING OF THE UNIQUE PRODUCTION CHALLENGES FACED BY CUSTOMERS IN DIFFERENT GEOGRAPHIC AREAS. OUR JOINT EFFORTS WITH HEIDELBERG ENSURE OUR REPRESENTATION IN AN EVEN LARGER MARKET OF UP TO 160 COUNTRIES. THIS FAR-REACHING INFRASTRUCTURE ALSO ALLOWS US TO SERVICE GLOBAL PRINT GROUPS AT ANY OF THEIR LOCATIONS AROUND THE WORLD.

                                   [LOGO]
                                   [LOGO]
                                   [LOGO]
                        [LOGO]                [LOGO]
                                   [LOGO]
                                   [LOGO]
                                   [LOGO]
                        [LOGO]                [LOGO]

We maintain modem connections with most of our systems, which allows engineers to perform remote diagnostics and provide immediate trouble-shooting support. In addition to regular service calls, Customer Support Engineers visit each customer site at least twice a year to perform preventative maintenance. We also provide instruction to customers in the use of all of our products, both at their sites and at training centers located at our headquarters in Canada and Europe, and at our software-training center near Chicago.

STRATEGIC ALLIANCES
PARTNERS IN PROGRESS An important part of the Creo growth strategy has been establishing strategic alliances with major industry players. In October 1997, we entered a joint venture with Heidelberg--the largest press manufacturer in the world--to develop, manufacture, market, and distribute our CTP solutions worldwide. With offices in more than 160 countries, Heidelberg has substantial international marketing and distribution channels for commercial printing presses and prepress equipment, and an extensive customer support and service organization. We expect to realize significant benefits from this joint venture. These include:

- access to Heidelberg's worldwide customer base of small and mid-size commercial printers, through its established marketing and distribution network;
- access to Heidelberg's extensive service and customer support organization outside North America;
- shared funding of some of our research and development projects relating to joint-venture CTP products; and
- cost-effective manufacture of some CTP products by Heidelberg in Kiel, Germany.

We are grateful for the support and cooperation that other industry leaders have shown us over the years. Some of the companies we have partnered with to date are represented on this page by logo.

MOVING FORWARD
Over the past six years, Creo has led the industry in the transition to digital print-production processes. We believe we are in a unique position to leverage our experience to take the industry to the next stage--connecting the physical world of print with the virtual world of the Internet. It is clear that the Internet and electronic commerce will have a significant impact on the printing industry. Electronic commerce is being used across all industries to improve communications and productivity between vendors and customers. Effective communication makes existing processes more efficient and provides an economical way of producing print in ways that could once only be imagined. At Creo, we have a history of building and supporting systems that work well and deliver real value to our customers. We will continue this in the years to come.

                                     25 | CREO PRODUCTS INC. 1999 ANNUAL REPORT


                          INDEX TO FINANCIAL STATEMENTS

           Management's Discussion and Analysis
                   of Financial Condition and Results of Operations  26

                                        Consolidated Balance Sheets  37

                      Consolidated Statements of Operations
                       and Retained Earnings (Deficit) 38

           Consolidated Statements of Cash Flows  39

           Notes to Consolidated Financial Statements  40

           ALL AMOUNTS IN U.S. DOLLARS

26 | MANAGEMENT'S DISCUSSION & ANALYSIS


OVERVIEW

We are a leading developer, manufacturer and distributor of comprehensive digital solutions that automate the prepress phase of commercial printing. Our solutions enable commercial printers to use their installed base of printing presses more profitably while improving their ability to meet customer demands for tighter deadlines, better and more consistent color quality, shorter print runs, and greater customization of print jobs.

MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

REVENUE Our revenue is derived from sales of our digital prepress products to direct customers and distributors and from fees for service of equipment. Product revenue is derived from the sale of equipment and software, and includes revenue earned from installation, training, and warranty maintenance services. Product revenue from sales made directly to end customers is recognized when title passes to the customer or upon customer acceptance. Customer acceptance is used as the criterion for revenue recognition when the product sold does not have an established sales history to allow management to reasonably estimate returns. Product revenue from sales to distributors is recognized upon shipment to the distributor. The joint venture with Heidelberger Druckmaschinen AG is considered to be a distributor for purposes of revenue recognition.

Service revenue is derived from customer support agreements entered into in connection with product sales and renewals. A substantial majority of our customers contract for service. Service revenue is recorded as deferred revenue when billed to the customer and is recognized ratably over the term of the support agreement, which generally is three to twelve months. Creo provides service support on non-joint-venture products on a worldwide basis, and on joint-venture products only in countries that are signatories to the North American Free Trade Agreement. Creo does not derive any service revenue through the joint venture.

JOINT VENTURE Our joint venture with Heidelberg commenced operations on October 1, 1997. We each have a 50% economic interest in the joint venture, which was established to develop, manufacture, market, and distribute designated CTP and related workflow products and consumables. The joint venture is co-managed and does not own any material assets, maintain any employees, or operate any manufacturing or other operating facilities. We share equally revenue and expenses related to the CTP products, workflow products and consumables designated as part of the joint venture and generally provide goods and services for the joint venture at cost.

Under Canadian GAAP, operations of the joint venture are accounted for using proportionate consolidation, which requires that we include in our consolidated statement of operations one-half of the related revenue and expenses of the joint venture. This treatment differs from the equity method required by U.S. GAAP, under which we would be required to record one-half of the net earnings of the joint venture as a single line item on our consolidated statement of operations.

Unit sales of CTP products have increased since the commencement of the joint venture; however, our product revenue growth rate has decreased compared to prior periods. This decrease is due to the transfer to the joint venture of the right to sell some of our products. As a result, using proportionate consolidation, Creo now records only one-half of the revenues resulting from the sale of joint-venture products.

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                                       27 | MANAGEMENT'S DISCUSSION & ANALYSIS


As the joint venture continues to be successful, Creo expects to realize a number of benefits, including access to Heidelberg's worldwide customer base and marketing and distribution network, access to its service and customer support organization outside North America, product development funding, and improved cost efficiencies for the manufacture of some products. Creo believes that the realization of these benefits over time will result in increased market penetration for its digital prepress products and corresponding improvements in Creo's product revenue growth.

Creo's business and results of operation are dependent upon the success of the joint venture with Heidelberg. Our share of joint-venture revenue accounted for 32.3% of our total revenue for 1999 and 27.6% for 1998. If our joint venture were to terminate or fail to achieve the benefits that we expect to occur, our business, results of operations, and financial condition would be materially adversely affected. See "Information regarding forward-looking statements."

RESEARCH AND DEVELOPMENT Since our inception, we have invested heavily in research and development. This investment has been subsidized in part by funding received from plate and film suppliers, press manufacturers, and our customers in connection with specific product development initiatives undertaken by us at their request. We have also received funding from the Canadian government through investment tax credits. The Canadian government funds up to 20% of our investment in research and development carried out in Canada as investment tax credits. These credits are recorded as a reduction in research and development expense, and are available to reduce income taxes payable. The research and development funding received from third parties has resulted in a significant reduction in our total expenditures for research and development activities. Our joint venture with Heidelberg in particular has been an important source of this funding. For the two years ended September 30, 1999, Heidelberg has provided $11.3 million in research and development funding, representing 22.4% of our gross research and development expenses for the period.

SALES AND MARKETING Sales and marketing expenses are primarily attributable to the salaries, commissions, travel costs, office expenses, and support staff associated with our sales staff. In addition, the costs of trade shows, advertising, and marketing are also included in sales and marketing expenses. Due to the growth of our business primarily in North America and Europe, we intend to continue to invest in the expansion of our sales force. Because of the competitive nature of our business, we do not expect our sales and marketing expenses to decrease as a percentage of our revenue.

FOREIGN EXCHANGE Substantially all of our revenue is received in U.S. dollars. A significant portion of our expenses are incurred in Canadian dollars and Belgian francs. As a result, appreciation in the value of these currencies relative to the U.S. dollar could adversely affect our operating results. Foreign currency translation gains and losses arising from normal business operations are credited to or charged against other income for the period incurred. To date, we have not done any currency hedging to minimize the effect of these gains or losses. As a result, fluctuations in the value of Canadian dollars and Belgian francs relative to U.S. dollars have caused and will continue to cause currency translation gains and losses.

Our consolidated financial statements are prepared in accordance with Canadian GAAP. These principles conform in all material respects with U.S. GAAP, except as disclosed in note 15 to the consolidated financial statements.

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28 | MANAGEMENT'S DISCUSSION & ANALYSIS

RESULTS OF OPERATIONS

YEAR ENDED SEPTEMBER 30, 1999 COMPARED TO YEARS ENDED SEPTEMBER 30, 1998 AND SEPTEMBER 30, 1997 The joint venture with Heidelberg commenced operations on October 1, 1997. During the joint venture's first two years of operations our revenue growth rate decreased compared to prior periods, even though unit sales of our computer-to-plate products increased. This decrease was expected because prior to the start-up of the joint venture, all of the revenue from sales by us of the computer-to-plate products now sold by the joint venture was recorded in our income statement, whereas now only one-half of the revenue arising from sales through the joint venture is for our account. The following comparison of results of operations for 1999, 1998, and 1997 should accordingly be read with this development in mind.

REVENUE Total revenue increased 38.4% to $178.3 million for 1999 from $128.8 million for 1998 and $95.6 million for 1997. Product revenue increased 29.5% to $148.4 million for 1999 from $114.7 million for 1998 and $91.7 million for 1997. This increase was due to higher unit sales of computer-to-plate products by us through direct sales and by the joint venture. Product revenue from the joint venture represented 32.3% of our total revenue for 1999 and 27.6% for 1998. Service revenue increased 110.6% to $29.9 million for 1999 from $14.2 million for 1998 and $3.9 million for 1997. As substantially all of our customers contract for service support, this increase in service revenue was due to the substantial increase in the installed base of our equipment. Revenue from our North American customers accounted for $110.0 million, or 61.7% of total revenue, for 1999; compared to $75.1 million, or 58.3% of total revenue, for 1998; and $65.6 million, or 68.6% of the total revenue, for 1997. Revenue from our European customers accounted for $56.3 million, or 31.5% of total revenue, for 1999; compared to $41.7 million, or 32.3% of total revenue, for 1998; and $15.7 million, or 16.4% of total revenue, for 1997. Revenue from our Japanese customers accounted for $2.6 million, or 1.5% of total revenue, for 1999; compared to $5.3 million, or 4.1% of total revenue, for 1998; and $9.9 million, or 10.4% of total revenue, for 1997. The decrease in Japanese sales is primarily due to depressed economic conditions in the region.

COST OF SALES Cost of sales increased 32.6% to $94.5 million for 1999 from $71.2 million for 1998 and $53.6 million for 1997. This increase was primarily due to a 44.4% increase in the number of production and customer service staff as well as increased subassembly and component costs and overhead expenses associated with the increase in both our product sales and our installed customer base. Cost of sales decreased slightly as a percentage of total revenue to 53.0% for 1999 from 55.3% for 1998 and 56.1% for 1997. This decrease was primarily due to lower per-unit labor, subassembly and component costs, increased plant capacity utilization, and increased product reliability offset by increased costs of service related to the hiring of additional service personnel.

RESEARCH AND DEVELOPMENT Gross research and development expenses increased 63.5% to $31.3 million for 1999 from $19.1 million for 1998 and $14.9 million for 1997. This increase was primarily due to a 51.0% increase in the number of

CONSOLIDATED REVENUE (THOUSANDS OF US $)
[GRAPH]

NET INCOME (THOUSANDS OF US $)
[GRAPH]

EARNINGS PER SHARE (FULLY DILUTED CDN GAAP)
[GRAPH]

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                                        29 | MANAGEMENT'S DISCUSSION & ANALYSIS


research and development personnel. Gross research and development expenses increased as a percentage of total revenue to 17.5% for 1999 from 14.8% for 1998 and 15.6% for 1997. This increase was due to the large number of new products we have in development, especially in the area of software. Outside funding of our research and product development activities increased 43.2% to $17.5 million for 1999 from $12.2 million for 1998 and $2.1 million for 1997. The $17.5 million in outside funding during 1999 included $5.4 million received from media suppliers and press manufacturers, $7.2 million received from the joint venture, and $4.9 million in investment tax credits. The $12.2 million in outside funding received during 1998 included $4.4 million received from media suppliers and press manufacturers, $4.1 million received from the joint venture, and $3.7 million in investment tax credits. The $2.1 million in third-party funding received during 1997 included $1.4 million received from outside parties and $0.7 million received in investment tax credits. As a result of these factors affecting gross research and development expenses and research and development funding, net research and development expenses increased 99.2% to $13.8 million for 1999 from $6.9 million for 1998 and $12.8 million for 1997. Net research and development expenses increased as a percentage of total revenue to 7.7% for 1999 from 5.4% for 1998. Net research and development expenses in 1997 were 13.4% of total revenue.

SALES AND MARKETING Sales and marketing expenses increased 35.5% to $30.4 million, or 17.0% of total revenue for 1999 from $22.4 million, or 17.4% of total revenue for 1998 and $14.6 million, or 15.3% of total revenue for 1997. This increase was primarily due to a 35.5% increase in the number of sales and marketing staff in North America and Europe to support the expansion of our operations, including the joint venture.

GENERAL AND ADMINISTRATION General and administration expenses increased 13.5% to $10.1 million, or 5.7% of total revenue for 1999 from $8.9 million, or 6.9% of total revenue for 1998 and $6.3 million, or 6.6% of total revenue for 1997. This increase was primarily due to the growth of our business.

INCOME TAXES Income tax expense increased to $12.3 million for 1999 from $6.7 million for 1998 and $2.5 million for 1997. This increase was primarily due to the increase in our profitability. Our effective tax rate of 39.9% for 1999 was below the statutory rate of 45.6% due to Canadian manufacturing and processing tax credits and the fact that a portion of our profits were earned in foreign jurisdictions with tax rates lower than those of Canada. See note 10 to our consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES Since we commercialized our first computer-to-plate product in October 1994, we have financed our operations through a combination of private sales of equity securities, cash generated by operations, and proceeds from our Initial Public Offering. As at September 30, 1999, we had $123.5 million in working capital and $103.1 million in cash and short-term deposits. Our operations used cash of $0.7 million for 1997, and generated cash of $11.6 million for 1998 and $25.5 million for 1999. Our inventory and accounts payable have remained relatively flat for 1997 and 1998 because the increase in production of computer-to-plate systems during this period was done by Heidelberg through the joint venture. Inventory increased 28.2% during 1999 due to the increase in the volume of computer-to-plate products that we produced. Accounts payable increased during 1999 due primarily to the increase in our business activity. Our accounts receivable have increased from 1997 to 1999 due to the increase in our sales volumes. Our days receivables outstanding have decreased slightly during the period due to an increase in our collection efforts. As at September 30, 1999, we had deferred revenues and deposits of $19.0 million, and total borrowings of $6.7 million, which are secured by a first mortgage on our Canadian office and production facilities. Subsequent to September 30, 1999, we repaid this mortgage in full.

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30 | MANAGEMENT'S DISCUSSION & ANALYSIS


We also have $15.0 million available through a credit facility with a Canadian chartered bank. The credit facility is repayable on demand and bears interest at LIBOR plus 1%. As at September 30, 1999, there were no borrowings outstanding under the credit facility. Our net capital expenditures for 1999 were $12.5 million, compared to $22.4 million in 1998 and $4.2 million in 1997. Our capital expenditures have related primarily to the purchase of equipment and land for engineering, production, and service support facilities.

In 1994, we formed Creo Ltd. under the laws of Israel to carry on research and development work relating to our imaging technologies. In 1997, Creo Ltd. began to focus on developing applications of our technologies to the printed circuit board industry. In 1998, our Board of Directors decided that we should focus our energies and resources on our core graphic arts business. As a result, additional shares of Creo Ltd. were sold to outside investors, leaving us with a small minority interest. We also have an option to acquire up to 58% of the outstanding shares until June 30, 2007 for a maximum total consideration of $8 million. We have not currently decided whether to exercise this option. We are not represented on Creo Ltd.'s Board of Directors, and have no role in its management.

We believe that existing cash balances, cash generated by our operations, and funds available under our credit facility will be sufficient to meet our anticipated working capital and capital expenditure requirements for the next two years.

YEAR 2000 READINESS DISCLOSURE: STATE OF READINESS We initiated a Year 2000 compliance program for our products in the summer of 1998. The program focused on two areas:

         THE COMPONENTS OF CREO PRODUCTS THAT ARE PROVIDED BY SUB-CONTRACTORS;

         AND THE COMPONENTS OF CREO PRODUCTS THAT WE PRODUCE OURSELVES.

We have completed our tests on the product components that could be affected by Year 2000 issues and, based on our tests, we believe that all of these components are Year 2000-compliant. Although we have received written warranties or other representations from substantially all of our sub-contractors that their products are Year 2000-compliant, we have no other Year 2000-related contractual commitments. Moreover, if we were to make a warranty claim against one of our sub-contractors because of a malfunction related to the Year 2000, there can be no assurance that the sub-contractor would actually pay our warranty claim. We use a number of computer software programs and operating systems across our entire organization, including applications used in financial business systems and various administrative functions. At this time, we have completed the process of identifying and remediating information technology systems that were not Year 2000-compliant. As a result, we believe that none of our information technology systems currently contain source code that is unable to appropriately interpret Year 2000 data. Despite our Year 2000 compliance program, there is a possibility that one or more of our products is/are not Year 2000-compliant. In the event of a failure of one of our products at a customer site, our normal protocols for customer support would be followed. Heidelberg believes that the products it produces for our joint venture are Year 2000-compliant apart from a few exceptions that are currently being addressed.

COSTS OF ADDRESSING YEAR 2000 ISSUES Given the extent of our systems' compliance, we do not expect Year 2000 compliance costs to have any material adverse impact on our business. The total costs for the Year 2000 compliance assessment and remediation undertaken by us have not been significant and are included in general and administrative expenses.

RISKS OF YEAR 2000 ISSUES In light of our assessment and remediation efforts to date, we believe that any residual Year 2000 risk is limited to non-critical business applications and support hardware. We have no assurance that the outside manufacturers who supply components to us will be Year 2000-

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                                       31 |  MANAGEMENT'S DISCUSSION & ANALYSIS


compliant with their internal systems. A reduction in the supply of product from these suppliers could have a material adverse effect on our business.

CONTINGENCY PLANS The most likely worst-case scenario that we may encounter as a result of a Year 2000 issue is a product failure at one or more of our customer sites coupled with a parts shortage resulting from one or more of our suppliers failing to be Year 2000-compliant. To address the possibility of a product failure at one or more of our customer sites as a result of a Year 2000 issue, we will have additional customer service and support personnel on hand in our Response Center during the beginning of the Year 2000 to handle any unusual increase in customer requirements. To address the possibility of a parts shortage resulting from one or more of our suppliers failing to be Year 2000-compliant, we have identified other suppliers that could rapidly provide an alternative source of component parts.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS In addition to the U.S. GAAP differences referred to in note 15 to our consolidated financial statements, the Financial Accounting Standards (FAS) Board in the United States has issued FAS 133, "Accounting for Derivative Instruments and for Hedging Activities." FAS
133 provides comprehensive and consistent standards for the recognition and measurement of derivatives and hedging activities. Generally, FAS 133 requires all derivatives to be recorded on the balance sheet at fair value and establishes new accounting requirements for different types of hedging activities. The implementation of FAS 133 was delayed by FAS 137, which indicates implementation shall be effective for fiscal years beginning after June 15, 2000. To date, we have not engaged in any hedging activities other than the interest rate swap described below. Our management continues to assess the implications of FAS 133, but does not believe its adoption will materially affect our historical results of operations or shareholders' equity when reconciled to U.S. GAAP as set out in our consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK We have used an interest rate swap to manage our risk with regards to interest rate changes. As a result, floating rate debt has been converted to fixed rate debt. The swap results in our paying an interest rate of 8.05% and receiving an interest rate of LIBOR + 1.5% for the duration of the long-term debt. The fair value of the interest rate swap as at September 30, 1999 is $57,000 in favor of the counterparty. Subsequent to year end, we repaid our floating rate debt and terminated the interest rate swap.

We have not engaged in any currency hedging to minimize the effect of exchange gains or losses. We are exposed to foreign currency fluctuations on our monetary asset and liability balances denominated in Canadian dollars and Belgian francs.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS Certain statements made by us in this Annual Report, including without limitation certain statements contained in the section of this Annual Report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are not historical facts, are so-called "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include statements about management's expectations, beliefs, intentions or strategies for the future, which are indicated by words such as "anticipates," "intends," "believes," "estimates," "forecasts," "expects" or similar words. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the United States Private Securities Litigation Reform Act of 1995.

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32 | MANAGEMENT'S DISCUSSION & ANALYSIS


Forward-looking statements are not guarantees of future performance. All forward-looking statements reflect management's current views with respect to future events and are subject to certain risks, uncertainties, and assumptions. Some, but not all, of the important factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements are outlined below. Other risks and uncertainties are identified and discussed elsewhere in this Annual Report and from time to time in our filings with Canadian and United States regulatory authorities.

Our computer-to-plate solutions have thus far been adopted principally by mid-sized to large commercial printers. While we have begun to demonstrate some success in persuading smaller printers to adopt our solutions, we will have to continue this effort to ensure revenue growth.

As a result of our joint venture with Heidelberg we have not developed for ourselves the manufacturing, marketing, distribution, and customer service and support capabilities that Heidelberg contributes. If the joint venture were to terminate or otherwise become unsuccessful we would be forced to develop these additional capabilities. This would increase our operating costs and, if we were unable to develop these capabilities quickly enough, our revenues would decline.

As demand for digital prepress solutions increases, direct competition among providers of these solutions is likely to intensify, and this in turn is likely to result in price reductions, reduced gross margins, longer sales cycles, and reduced market share, all of which would seriously harm our business and results of operations. We face intense direct competition from other manufacturers of computer-to-plate products, many of whom are substantially larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing and other resources, and more established distribution channels. In addition, successful new product introductions or enhancements by our competitors could reduce the sales or market acceptance of our products and services, perpetuate intense price competition or make our products obsolete. For example, recent innovations in xerographic technology could result in xerography becoming an economic alternative to offset printing for very short print runs.

Our past revenue growth rates and other operating results may not be accurate indicators of our future performance. Our operating results could be affected in particular by changes in the capital budgets of our customers, which may cause seasonal or other fluctuations in the volume and timing of orders for our products; the length of our product sales cycle, especially for our higher-priced and more complex products; and fluctuations in the performance of the Heidelberg joint venture, which could make it difficult for us to predict and control our expenses associated with joint-venture operations.

Because there is a limited number of potential suppliers of certain key components of our products, including our thermal imaging heads, it may be difficult for us to find qualified suppliers or to replenish our inventories of these components on a timely basis, and this could cause our operating results to suffer.

Our products and some of the key components supplied to us by other companies incorporate complex imaging technology, software, and hardware. Despite rigorous testing, undetected errors, defects, or bugs may cause failures at any time. We may not be able to sell our products if they have reliability, quality, or

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                                       33 |  MANAGEMENT'S DISCUSSION & ANALYSIS


compatibility problems. Moreover, errors, defects or bugs can result in additional development costs, diversion of technical and other resources from our development efforts, warranty claims by our customers or others against us, or the loss of credibility with our current and prospective customers. We carry product liability insurance that we consider adequate, but a successful claim against us for an amount exceeding our policy limits would force us to use our own resources to pay the claim, which would result in a reduction in our working capital available for other uses, as well as an increase in our expenses and a negative effect on our results of operations.

Plate suppliers and press manufacturers assist us in developing our technology, facilitating broad market acceptance of our products, and enhancing our sales, marketing and distribution capabilities. For example, through our joint venture, Heidelberg provides us with significant sales, marketing and distribution capabilities for our products, as well as research and development resources, and our strategic alliances with suppliers of printing plates have allowed us to enhance the compatibility of our technology with their products. If we are unable to maintain our existing strategic alliances and to establish new ones, we would lose these additional capabilities, our products might be less attractive to our potential customers, and our operating results could be negatively affected.

The digital prepress market is characterized by rapid technological change, evolving industry standards, frequent new product introductions and enhancements, and changing customer demands. Accordingly, our future success will depend on our ability to invest significantly in research and development; to develop, introduce, and support new products and enhancements on a timely basis; and to gain market acceptance of our products. We may not be successful in introducing and selling profitably new products or services that our customers want, and if we are not, our revenues and other operating results will be negatively affected.

A number of companies, including Creo, are currently working with press manufacturers to develop products that use next-generation digital offset printing technology as a digital prepress solution. Although the number of digital offset printing products currently available is limited, it is likely that new digital offset printing products will be introduced. Although we expect that various digital prepress technologies, including computer-to-plate technology, will co-exist for the foreseeable future, digital offset printing products could in time replace or provide lower-cost alternatives to our existing computer-to-plate solutions, causing them to become obsolete. In addition, recent innovations in xerography, the printing process used in most office copiers, could make it a more economic alternative to offset printing for short print runs.

If outside funding of our research and development activities is reduced or eliminated for any reason, we would be required to use our own working capital to fund these activities, or to reduce them. If we were unable to fund our research and development at levels sufficient to develop our products and technology, it may be difficult for us to remain competitive. If we are required to divert our own funds from other uses to fund our research and development activities, the reduction in funding would cause those other aspects of our business to suffer.

Our ability to maintain our competitive position depends to a significant extent on the efforts and abilities of our senior management, particularly Amos Michelson, our Chief Executive Officer; and Dan Gelbart, our President and Chief Technology Officer. Their managerial, technical, and other services would be difficult to replace, and if we lose the services of one or more of our executive officers, or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with us, our business would be seriously harmed. In addition, our ability to develop, market, and sell our products and services and to maintain our competitive position depends on our ability to attract, retain, and motivate highly skilled technical, sales and marketing and other personnel. If we fail to recruit or retain these personnel, our

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34 | MANAGEMENT'S DISCUSSION & ANALYSIS


ability to develop new products, obtain new customers, and provide an acceptable level of customer service could suffer.

Despite our efforts, our intellectual property rights, particularly our existing or future patents, may be invalidated, circumvented, challenged, infringed, or required to be licensed to others. Furthermore, others may develop technologies that are similar or superior to our technology, duplicate or reverse-engineer our technology, or design around the patents that we own or license. We cannot be sure that the steps we take to protect our technology will prevent misappropriation or infringement. If we fail to protect our technology so that others may copy or use it, we would be less able to differentiate our products and our revenues will decline. Moreover, litigation regarding intellectual property rights is common in the technology industry. If an infringement claim is filed against us, we may be prevented from using certain technologies and we could incur substantial costs in defending ourselves and our customers against the claim. Litigation could also adversely affect sales of the challenged product or technology and divert the efforts of our management and technical personnel. In the event of an infringement claim, we may be required to obtain one or more licenses from third parties, which may not be obtainable at a reasonable cost or at all. If we fail to obtain a license where one is required, we could incur substantial liabilities and be forced to suspend the marketing of the challenged products.

If we are unable to manage our growth effectively, we may not be able to maintain or improve our current level of profitability. We have experienced rapid growth and plan to continue to expand our operations. This expansion is expensive and places a significant strain on our personnel and other resources. To manage expanded operations effectively we will need to further improve our operational, financial, and management systems and successfully hire, train, motivate, and manage our employees. Our profitability could be adversely affected if we are unable to manage our growth effectively.

Our continuing efforts to increase our presence in markets outside North America require considerable management time and attention, and financial resources, and may not be successful to the degree that we expect. Additionally, international operations are influenced by numerous inherent potential risks, including among other things unexpected changes in regulatory requirements, tax rates, or tariffs that may make our products and services more expensive and therefore less attractive to potential customers; longer accounts receivable payment cycles and possible difficulties in collecting payments; political and economic instability; and fluctuations in currency exchange rates and the imposition of currency exchange controls. Because substantially all of our revenue is received in U.S. dollars, appreciation of the U.S. dollar against the currencies used by our potential customers would make our products more expensive and therefore less attractive.

Although substantially all of our revenue is received in U.S. dollars, a significant portion of our expenses are incurred in Canadian dollars and Belgian francs. Appreciation in the value of these currencies relative to the U.S. dollar will adversely affect our operating results. To date, we have not established any currency hedging to minimize the effect of these foreign currency translation gains or losses. As a result, fluctuations in the value of Canadian dollars and Belgian francs relative to U.S. dollars have caused and will likely continue to cause currency translation gains and losses.

We depend on proper functioning of computer systems of outside parties such as suppliers and customers. We also depend on our computer software programs and operating systems in operating our business. Any computer systems or components that have date-sensitive software may recognize a date using "00" as the year 1900 instead of the year 2000. While, based on our tests, we believe that all of our

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                                       35 | MANAGEMENT'S DISCUSSION & ANALYSIS


product components are Year 2000-compliant, it is possible that we may not have identified all of the potential Year 2000 risks or that either our internal systems or those of our suppliers will function adequately. In addition, we have no assurance that the outside manufacturers who supply components to us will be Year 2000-compliant with their internal systems. If they are not, the result could be a system failure or miscalculation causing disruptions of our operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in our similar normal business activities. Although we have received written warranties or other representations from substantially all of our sub-contractors that their products are Year 2000-compliant, we have no other Year 2000-related contractual commitments. Moreover, if we were to make a warranty claim against one of our sub-contractors because of a malfunction related to the Year 2000, there can be no assurance that the sub-contractor would actually pay our warranty claim. In addition, our customers or potential customers may be affected by Year 2000 problems that may cause a delay in payments for products shipped.

We use a number of computer software programs and operating systems across our entire organization, including applications used in financial business systems and various administrative functions. At this time, we have completed the process of identifying and remediating information technology systems that were not Year 2000-compliant. As a result, we believe that none of our information technology systems currently contain source code that is unable to appropriately interpret Year 2000 data. Despite our Year 2000 compliance program, there is a possibility that one or more of our products is not Year 2000-compliant. If one of our products at a customer site should fail, our normal protocols for customer support would be followed.

If our systems experience "Year 2000" problems, we may be subject to warranty claims or claims for service interruptions and other damages related to the malfunctioning of our systems. Our product liability insurance may not be adequate to cover this possibility. If our products are adversely affected by Year 2000 problems in our customers' hardware or software with which our products interact, our customers or their end users may mistakenly believe that these problems were caused by our products. These customers and end users could react by demanding extensive technical support from us or by filing suit against us, either of which could increase our costs and divert our management resources.

36 | CREO PRODUCTS INC. 1999 ANNUAL REPORT

MANAGEMENT'S STATEMENT OF RESPONSIBILITY

The management of Creo Products Inc. is responsible for the preparation of the accompanying consolidated financial statements and the preparation and presentation of all information in the Annual Report. The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Canada and are considered by management to present fairly the financial position and operating results of the Company. Material differences to United States accounting principles are set out in Note 15.

The Company maintains various systems of internal control to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded, and that financial records are properly maintained to provide accurate and reliable financial statements.

The Company's audit committee is composed entirely of non-management directors and is appointed by the Board of Directors annually. The committee meets periodically with the Company's management and independent auditors to review financial reporting matters and internal controls and to review the consolidated financial statements and the auditors' report. The audit committee reported its findings to the Board of Directors, who have approved the consolidated financial statements. The Company's independent auditors, KPMG LLP, have examined the consolidated financial statements and their report follows.

/s/ Amos Michelson                        /s/  Thomas Kordyback,

AMOS MICHELSON, Chief Executive Officer   THOMAS KORDYBACK, Chief Financial
                                          Officer
November 9, 1999


AUDITORS' REPORT TO THE SHAREHOLDERS

TO THE SHAREHOLDERS OF CREO PRODUCTS INC.

We have audited the consolidated balance sheets of Creo Products Inc. as at September 30, 1999 and 1998 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 1999 and 1998 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles in Canada.

The consolidated financial statements for the year ended September 30, 1997, prior to restatement for the change in amortization policy and recording of incentive shares as described in note 1l, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated November 20, 1997. We have examined the adjustments that were applied to restate the 1997 consolidated financial statements and in our opinion, such adjustments are appropriate and have been properly applied.

Significant differences between Canadian and United States accounting principles are explained and quantified in note 15 to the consolidated financial statements.


/s/ KPMG LLP

KPMG LLP, Chartered Accountants
November 9, 1999

                                    37 |  CREO PRODUCTS INC. 1999 ANNUAL REPORT

CREO PRODUCTS INC.

                                                   CONSOLIDATED BALANCE SHEETS

                                                           (IN THOUSANDS OF U.S. DOLLARS)
  SEPTEMBER 30                                                     1999             1998
  ASSETS
  CURRENT ASSETS:
  Cash and cash equivalents                                    $103,075         $ 16,224
  Accounts receivable (note 3)                                   38,736           24,385
  Inventories (note 4)                                           32,247           25,151
  Prepaid expenses                                                3,312            2,212
----------------------------------------------------------------------------------------------
  Total current assets                                          177,370           67,972
  Capital assets (note 5)                                        40,718           34,146
  Future income taxes (note 10)                                   2,067                -
----------------------------------------------------------------------------------------------
                                                               $220,155         $102,118
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

  LIABILITIES AND SHAREHOLDERS' EQUITY
  CURRENT LIABILITIES:
  Accounts payable and accrued liabilities (note 6)            $ 30,144         $ 17,878
  Income taxes payable                                            3,486              825
  Future income taxes (note 10)                                     862               34
  Deferred revenue and deposits                                  19,047           13,677
  Current portion of long-term debt (note 7)                        296              943
----------------------------------------------------------------------------------------------
  Total current liabilities                                      53,835           33,357
  Long-term debt (note 7)                                         6,364            6,660
  Future income taxes (note 10)                                       -               53
----------------------------------------------------------------------------------------------
  Total liabilities                                              60,199           40,070

  SHAREHOLDERS' EQUITY:
  Share capital (note 8)                                        138,202           58,854
  Retained earnings                                              21,754            3,194
----------------------------------------------------------------------------------------------
  Total shareholders' equity                                    159,956           62,048
----------------------------------------------------------------------------------------------
                                                               $220,155         $102,118
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

  COMMITMENTS AND CONTINGENCIES (NOTE 13)

  SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

  On behalf of the Board:

 /s/ Raffi Amit                                /s/ David A. Bennett

  RAFFI AMIT, Director                         DAVID A. BENNETT, Director

38 | CREO PRODUCTS INC. 1999 ANNUAL REPORT


         CREO PRODUCTS INC.

              CONSOLIDATED STATEMENTS OF OPERATIONS

         AND RETAINED EARNINGS (DEFICIT)

                                   (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

  YEARS ENDED SEPTEMBER 30                                  1999         1998         1997
                                                                                  (NOTE 1l)
  REVENUE:
  Product revenue                                       $148,433     $114,652     $ 91,669
  Service revenue                                         29,890       14,196        3,914
---------------------------------------------------------------------------------------------
  Total revenue                                          178,323      128,848       95,583
  Cost of sales                                           94,465       71,217       53,634
---------------------------------------------------------------------------------------------
  Gross profit                                            83,858       57,631       41,949
---------------------------------------------------------------------------------------------
  OPERATING EXPENSES:
  Research and development, net (note 9)                  13,805        6,931       12,772
  Sales and marketing                                     30,373       22,417       14,619
  General and administration                              10,144        8,937        6,271
---------------------------------------------------------------------------------------------
  Total operating expenses                                54,322       38,285       33,662
---------------------------------------------------------------------------------------------
  Earnings from operations                                29,536       19,346        8,287
  Other income (expense)                                   1,358       (1,580)          48
---------------------------------------------------------------------------------------------
  Earnings before income taxes                            30,894       17,766        8,335
  Income tax expense (note 10)                            12,334        6,676        2,498
---------------------------------------------------------------------------------------------
  Net earnings                                          $ 18,560     $ 11,090     $  5,837
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
  EARNINGS PER COMMON SHARE:
  Basic, Canadian GAAP (note 11)                        $   0.65     $   0.44     $   0.26
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
  Fully diluted, Canadian GAAP (note 11)                $   0.59     $   0.41     $   0.24
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
  Diluted, U.S. GAAP (note 15)                          $   0.62     $   0.38     $   0.25
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
  Retained earnings (deficit), beginning of year        $  3,194     $ (7,896)    $(13,733)
  Net earnings                                            18,560       11,090        5,837
---------------------------------------------------------------------------------------------
  Retained earnings (deficit), end of year              $ 21,754     $  3,194     $ (7,896)
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

  SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                     39 | CREO PRODUCTS INC. 1999 ANNUAL REPORT


CREO PRODUCTS INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             (IN THOUSANDS OF U.S. DOLLARS)
  YEARS ENDED SEPTEMBER 30                                  1999         1998         1997
                                                                                   (note 1l)
  CASH PROVIDED BY (USED IN) OPERATIONS:
  Net earnings                                         $  18,560     $ 11,090     $  5,837
  ITEMS NOT AFFECTING CASH:
  Amortization                                             5,983        4,996        3,673
  Future income taxes                                        823          779         (380)
  Incentive shares issued                                      -           78          102
  Other                                                       36            1           46
--------------------------------------------------------------------------------------------
                                                          25,402       16,944        9,278
  CHANGES IN NON-CASH WORKING CAPITAL:
  Accounts receivable                                    (12,006)      (4,090)      (8,760)
  Inventories                                             (7,096)        (838)      (5,805)
  Prepaid expenses                                        (1,100)        (448)        (634)
  Accounts payable and accrued liabilities                12,266        1,217        6,179
  Income taxes payable                                     2,661         (221)       1,912
  Deferred revenue and deposits                            5,370         (969)      (2,864)
--------------------------------------------------------------------------------------------
                                                              95       (5,349)      (9,972)
--------------------------------------------------------------------------------------------
                                                          25,497       11,595         (694)
  CASH PROVIDED BY (USED IN) INVESTING:
  Purchase of capital assets                             (12,971)     (23,537)      (4,220)
  Proceeds from sale of capital assets                       457        1,142           57
--------------------------------------------------------------------------------------------
                                                         (12,514)     (22,395)      (4,163)
  CASH PROVIDED BY (USED IN) FINANCING:
  Proceeds from share issues                              77,156          405       24,254
  Share-purchase loans                                    (2,345)           -            -
  Increase in long-term debt                                   -            -        7,400
  Repayment of long-term debt                               (943)      (4,033)      (7,082)
--------------------------------------------------------------------------------------------
                                                          73,868       (3,628)      24,572
--------------------------------------------------------------------------------------------
  Increase (decrease) in cash and cash equivalents        86,851      (14,428)      19,715
  Cash and cash equivalents, beginning of year            16,224       30,652       10,937
--------------------------------------------------------------------------------------------
  Cash and cash equivalents, end of year               $ 103,075     $ 16,224     $ 30,652
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

  SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

40 | CREO PRODUCTS INC. 1999 ANNUAL REPORT

CREO PRODUCTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

Creo Products Inc. (the Company) was incorporated under the laws of Canada and its principal business activities include the development, manufacture, and distribution of digital prepress equipment for the printing industry. The Company's principal customers are in the United States, Europe, and Japan.

 1   SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which, in the case of the Company, materially conform with those established in the United States except as explained in note 15.

a  BASIS OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Creo Products N.V., Creo Inc., Creo SRL, Creo Products ULC, and Creo Ltd. (to March 12, 1998, the date of disposal). Creo Ltd. was disposed of at its carrying value to an unrelated party. All material intercompany balances and transactions have been eliminated.

Interests in joint ventures are recognized in the Company's consolidated financial statements using the proportionate consolidation method.

b  USE OF ESTIMATES
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and notes thereto. A significant area of estimate relates to the provision for potential retrofits on installed equipment. Actual results could differ from those estimated.

c  CASH AND CASH EQUIVALENTS
Cash equivalents include short-term deposits, which are all liquid securities with a term to maturity of three months or less when acquired.

d  INVENTORIES
Inventories are valued at the lower of cost and net realizable value. Costs of materials are determined on a weighted average basis. Work-in-progress and finished goods inventories include materials, direct labor, and production overhead. Inventories are recorded net of any obsolescence provisions.

e  CAPITAL ASSETS
Capital assets are stated at cost less applicable tax credits and non-repayable government grants. Amortization of capital assets is recorded on a declining-balance basis at the following annual rates:

   Building                 4%
   Equipment               20%
   Computer software      100%
   Furniture and fixtures  20%

Building improvements are amortized on a straight-line basis over five years. Computer and demo equipment assets are amortized on a straight-line basis over three years.

The Company monitors the recoverability of long-lived assets, based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the asset exceeds the undiscounted estimate of future cash flows from the asset. To September 30, 1999, no impairment losses have been recorded.

f  RESEARCH AND DEVELOPMENT
Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet certain criteria under generally accepted accounting principles for deferral and amortization. The Company has determined that none of the development costs have met these criteria. Research and development costs are offset by funding from related development contracts. The Company has no obligation to repay the funds received under these contracts. Development contracts involve the planning, development, and installation of a product to meet a customer's needs. Funding from development contracts is recognized on the percentage of completion basis.

g  FOREIGN CURRENCY TRANSLATION
The consolidated financial statements of the Company are presented in United States (U.S.) dollars. To the extent that the Company generates funds or incurs costs in other currencies, these transactions are translated into U.S. dollars at rates which are representative of the underlying transaction. Accordingly, monetary assets and liabilities are translated at the rate prevailing at the balance sheet date. Non-monetary assets and liabilities are recorded at the rate prevailing at the date of the transaction. Revenues and expenses are translated at an average rate during the year. Exchange gains and losses are included in income. The exchange loss for the year ended September 30, 1999 is $132 (1998 - $1,776; 1997 - $194).

h  REVENUE RECOGNITION
Revenue from sales of prepress equipment is recognized when title passes to the customer or upon customer acceptance. Customer acceptance is used as the criterion for revenue recognition when the product sold does not have an established sales history to allow management to reasonably estimate returns and future provisions.

                                    41 |  CREO PRODUCTS INC. 1999 ANNUAL REPORT


Revenue from workflow systems is recognized in accordance with AICPA Statement of Position 97-2, which allows revenue recognition once a sales arrangement exists, delivery has occurred, the revenue is determinable, and collectibility is probable, which is upon acceptance of the system by the customer.

Revenue from service contracts is recognized as the services are provided.

i  INVESTMENT TAX CREDITS
Investment tax credits are accounted for using the cost-reduction method whereby such credits are deducted from the expenditures or assets to which they relate.

j  INCOME TAXES
The Company recognizes and measures, as assets and liabilities, income taxes currently payable or recoverable as well as future taxes which will arise from the realization of assets or settlement of liabilities at their carrying amounts, which differ from their tax bases. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not.

k  ADVERTISING COSTS
The Company expenses advertising costs as incurred.

l  COMPARATIVE FIGURES
In fiscal 1998, the Company's deficit was increased to reflect a change in the amortization of computer and demo equipment and to reflect the assignment of value to shares issued as incentives to employees. As at October 1, 1997 the increase to the deficit was $5,233 of which $488 related to the amortization of capital assets and $4,745 related to shares issued as incentives to employees. Net earnings for 1997 were reduced by $244 from the amount previously reported.

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current year.

 2   JOINT VENTURE

Effective October 1, 1997, the Company entered into a 50%-owned unincorporated joint venture with Heidelberger Druckmaschinen AG (Heidelberg) with respect to the design, manufacture, and marketing of certain digital prepress equipment. The joint venture has no assets or liabilities. The consolidated financial statements include the following amounts representing the Company's proportionate share of the operations of the joint venture:

--------------------------------------------------------------------------------
  CONSOLIDATED STATEMENTS OF OPERATIONS               YEARS ENDED SEPTEMBER 30
                                                   1999        1998        1997
  Revenues                                      $57,631     $35,542    $      -
  Cost of sales                                  25,611      17,896           -
--------------------------------------------------------------------------------
  Gross profit                                   32,020      17,646           -
  Research and development                        7,189       4,109           -
--------------------------------------------------------------------------------
  Net income                                    $24,831     $13,537    $      -
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  CONSOLIDATED STATEMENTS OF CASH FLOWS               YEARS ENDED SEPTEMBER 30
                                                   1999        1998        1997
  Cash provided by operating activities         $24,831     $13,537    $      -
--------------------------------------------------------------------------------

 3   ACCOUNTS RECEIVABLE

Included in accounts receivable as at September 30, 1999 is $2,345 in interest-free share-purchase loans. The loans are due between March 31, 2000 and June 30, 2000 and are secured by 345,586 shares of the Company. The market value of the shares held as security as at September 30, 1999 is $8,488.


 4   INVENTORIES

---------------------------------------------------------------------
                                                     SEPTEMBER 30
                                                   1999        1998
  Materials                                     $15,321     $11,722
  Work-in-progress                                8,256       7,240
  Finished goods                                  8,670       6,189
---------------------------------------------------------------------
                                                $32,247     $25,151
---------------------------------------------------------------------

42 | CREO PRODUCTS INC. 1999 ANNUAL REPORT

 5   CAPITAL ASSETS

---------------------------------------------------------------------
                                                    SEPTEMBER 30
                                                   1999        1998
  Land                                          $ 9,453     $ 9,453
  Building                                       17,473      14,517
  Building improvements                           3,700       2,685
  Equipment                                       5,926       4,357
  Computer and demo equipment                    15,501      10,994
  Computer software                               4,752       3,347
  Furniture and fixtures                          3,456       2,716
---------------------------------------------------------------------
                                                 60,261      48,069
  Less: accumulated amortization                 19,543      13,923
---------------------------------------------------------------------
                                                $40,718     $34,146
---------------------------------------------------------------------

Building includes $2,468 (1998 - nil) in construction-in-progress on which amortization will be charged upon completion of construction.

 6   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

---------------------------------------------------------------------
                                                      SEPTEMBER 30
                                                   1999        1998
  Trade payables                                $13,691     $ 7,561
  Wages and benefits                             11,633       6,118
  Retrofit liabilities                            3,910       3,278
  Royalties                                         910         921
---------------------------------------------------------------------
                                                $30,144     $17,878
---------------------------------------------------------------------

 7   LONG-TERM DEBT

---------------------------------------------------------------------------------
                                                               SEPTEMBER 30
                                                              1999       1998
  Royal Bank of Canada
     First mortgage secured by properties in Delta and
     Burnaby, B.C. Interest at 8.05% per annum
     maturing February 4, 2002                               $6,660     $6,956
  Eastman Kodak Company
     Unsecured, interest-free loan repayable in
     installments on or before September 30, 2006                 -        647
---------------------------------------------------------------------------------
                                                              6,660      7,603
  Less: current portion                                         296        943
---------------------------------------------------------------------------------
                                                             $6,364     $6,660
---------------------------------------------------------------------------------

On November 3, 1999, the Company repaid in full its first mortgage to Royal Bank of Canada.

The Company currently has $15 million available through a credit facility with Royal Bank of Canada at LIBOR plus 1% which has not been drawn upon at September 30, 1999.

The Company has entered into an interest rate swap agreement with Royal Bank of Canada which converted the first mortgage floating rate debt at LIBOR plus 1.5% into debt which has a fixed rate of 8.05% until February 4, 2002. As at September 30, 1999, the swap has an estimated fair market value of $57 (1998 - $341) in favor of Royal Bank of Canada.

In the year ended September 30, 1999, the Company incurred interest expense on long-term debt of $450 (1998 - $525; 1997 - $408), which was charged to operations. In the year ended September 30, 1999, the Company paid interest on long-term debt of $533 (1998 - $605; 1997 - $338).

 8   SHARE CAPITAL

A two-for-one share split of common shares took effect on May 4, 1999. All information relating to common shares has been restated to retroactively reflect this share split.

a  AUTHORIZED
The authorized capital of the Company consists of an unlimited number of voting common shares without par value and an unlimited number of preferred shares issuable in series.

                                     43 | CREO PRODUCTS INC. 1999 ANNUAL REPORT


b  ISSUED AND OUTSTANDING
There have been no preferred shares issued. Common shares issued and outstanding are as follows:

-----------------------------------------------------------------------------------
  COMMON SHARES ISSUED AND OUTSTANDING
                                                          NUMBER OF
                                                             COMMON      STATED
                                                             SHARES      VALUES
-----------------------------------------------------------------------------------
  Outstanding, September 30, 1996                        21,611,492    $ 34,015
     Issued as incentives to employees                       15,500         102
     Issued for cash, net of costs                        3,371,264      24,254
-----------------------------------------------------------------------------------
  Outstanding, September 30, 1997                        24,998,256      58,371
     Issued as incentives to employees                        6,208          78
     Issued for cash from share options                      47,698         158
     Tax benefit of share issue costs                             -         247
-----------------------------------------------------------------------------------
  Outstanding, September 30, 1998                        25,052,162      58,854
     Issued for cash, net of costs                        6,962,962      74,611
     Issued for cash from share options                     403,570       2,545
     Tax benefit of share issue costs                             -       2,192
-----------------------------------------------------------------------------------
  Outstanding, September 30, 1999                        32,418,694    $138,202
-----------------------------------------------------------------------------------

c  SHARE OPTION PLAN
The Company has reserved 8,000,000 shares under the 1996 Stock Option Plan (amended). The plan provides for the granting of share options at the fair market value of the Company's shares at the grant date. Options generally vest immediately and have a five year term. Share option activity is presented below:

----------------------------------------------------------------------------------------
  SHARE OPTION ACTIVITY
                                                                          WEIGHTED
                                                          NUMBER OF        AVERAGE
                                                             COMMON       EXERCISE
                                                             SHARES          PRICE
----------------------------------------------------------------------------------------
  Outstanding, September 30, 1996                           789,608         $ 4.80
     Granted                                              1,677,518           6.25
---------------------------------------------------------------------
  Outstanding, September 30, 1997                         2,467,126           5.78
     Granted                                                832,744          11.29
     Exercised                                              (47,698)          3.12
---------------------------------------------------------------------
  Outstanding, September 30, 1998                         3,252,172           7.23
     Granted                                              1,357,924           9.37
     Exercised                                             (403,570)          6.42
---------------------------------------------------------------------
  Outstanding, September 30, 1999                         4,206,526           8.16
----------------------------------------------------------------------------------------

The options outstanding at September 30, 1999 expire between August 31, 2000 and January 4, 2004.

The following table summarizes information about the Company's share options outstanding at September 30, 1999:

---------------------------------------------------------------------------------------------------
  SHARE OPTIONS OUTSTANDING
                                         OPTIONS OUTSTANDING           OPTIONS EXERCISABLE
                                               WEIGHTED
                                   NUMBER       AVERAGE    WEIGHTED          NUMBER    WEIGHTED
                              OUTSTANDING     REMAINING     AVERAGE     EXERCISABLE     AVERAGE
                              AT SEPT.30,   CONTRACTUAL    EXERCISE    AT SEPT. 30,    EXERCISE
  Range of Exercise Price            1999          LIFE       PRICE            1999       PRICE
---------------------------------------------------------------------------------------------------
     $ 2.56                        50,000           1.7      $ 2.56          50,000      $ 2.56
     $ 2.57 - $5.00               729,018           1.3        4.94         729,018        4.94
     $ 5.01 - $7.50             1,341,356           2.5        6.82       1,169,356        6.82
     $ 7.51 - $10.00            1,345,838           4.3        9.37       1,320,332        9.37
     $10.01 - $12.50              740,314           3.3       11.93         732,864       11.93
                               ------------                             -------------
                                4,206,526           3.0        8.16       4,001,570        8.20
---------------------------------------------------------------------------------------------------

d  WARRANTS
The Company issued warrants to purchase 24,598 shares on or before June 2, 2002 as consideration for raising capital in 1997. The exercise price of each warrant is $9.38.

44 | CREO PRODUCTS INC. 1999 ANNUAL REPORT


 9   RESEARCH AND DEVELOPMENT

------------------------------------------------------------------------------------
                                                    YEARS ENDED SEPTEMBER 30
                                                   1999        1998        1997
  Research and development expenses            $ 31,269     $19,123     $14,877
  Research and development funding:
     Development contract revenue               (12,607)     (8,464)     (1,405)
     Investment tax credits                      (4,857)     (3,728)       (700)
------------------------------------------------------------------------------------
  Research and development, net                $ 13,805     $ 6,931     $12,772
------------------------------------------------------------------------------------

 10  INCOME TAXES

------------------------------------------------------------------------------------
  EARNINGS BEFORE INCOME TAXES ARE AS FOLLOWS:       YEARS ENDED SEPTEMBER 30
                                                   1999        1998        1997
  Canada                                        $27,379     $12,891      $7,010
  Foreign                                         3,515       4,875       1,325
------------------------------------------------------------------------------------
  Total                                         $30,894     $17,766      $8,335
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------

  The provision for (recovery of) income taxes consists of the following:

                                                     YEARS ENDED SEPTEMBER 30
                                                   1999        1998        1997
  Current: Canada                               $10,268      $5,369      $1,375
           Foreign                                1,243         528       1,503
------------------------------------------------------------------------------------
  Total current                                  11,511       5,897       2,878
------------------------------------------------------------------------------------
  Future:  Canada                                   789       1,071         (21)
           Foreign                                   34        (292)       (359)
------------------------------------------------------------------------------------
  Total future                                      823         779        (380)
------------------------------------------------------------------------------------
  Total income tax provision                    $12,334      $6,676      $2,498
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------


   INCOME TAX RATE:                                    YEARS ENDED SEPTEMBER 30
                                                    1999          1998       1997
  Combined Canadian federal/provincial tax rate     45.6%         45.6%      45.6%
  Increased (reduced) by:
     Manufacturing and processing credits           (5.5)         (5.4)      (1.3)
     Foreign exchange translation not deducted
       for tax                                      (3.4)          6.5          -
     Foreign losses (utilized) not recognized          -          (6.5)       7.3
     Future income tax assets not recognized           -             -      (21.6)
     Foreign tax rate increase (reduction)           0.2          (1.8)      (2.7)
     Amounts not deductible for tax and other        3.0          (0.8)       2.7
------------------------------------------------------------------------------------
  Effective rate                                    39.9%         37.6%      30.0%
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------

  TEMPORARY DIFFERENCES THAT GIVE RISE TO FUTURE INCOME TAXES ARE AS FOLLOWS:

                                                        SEPTEMBER 30
                                                      1999        1998
  Current future income tax asset (liability):

     Investment tax credit revenue                 $(1,887)     $(998)
     Revenue recognition                               195         31
     Retrofit liability and other                      830        933
---------------------------------------------------------------------------
  Total current future income tax                  $  (862)     $ (34)
---------------------------------------------------------------------------
---------------------------------------------------------------------------


                                                         SEPTEMBER 30
                                                      1999        1998
  Long-term future income tax asset (liability):
     Capital assets                                 $   69       $(412)
     Financing costs                                 1,998         359
---------------------------------------------------------------------------
  Total long-term future income tax                 $2,067       $ (53)
---------------------------------------------------------------------------
---------------------------------------------------------------------------

  In the year ended September 30, 1999, the Company paid income taxes of $3,635 (1998 - $1,683; 1997 - $270).

  As at September 30, 1999, the Company has unused investment tax credits totaling approximately $5,200 available to reduce future Canadian federal income taxes. These tax credits expire in varying amounts to 2009.
---------------------------------------------------------------------------

                                    45 | CREO PRODUCTS INC. 1999 ANNUAL REPORT

 11  EARNINGS PER COMMON SHARE

Basic earnings per common share is calculated by dividing the net earnings for the year by the weighted average number of common shares outstanding during the year: 1999 - 28,369,402 (1998 - 25,024,788; 1997 - 22,769,212).

Fully diluted earnings per share is based on the assumptions that all outstanding options and warrants in note 8 were exercised at the beginning of the year and that the funds derived therefrom had been invested to produce an annual return of 3% after income taxes for the year ended September 30, 1999 (1998 - 4%; 1997 - 3%). The amount of income imputed after income taxes was $673 for the year ended September 30, 1999 (1998 - $1,329; 1997 - $1,559).

 12  FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate their fair value due to their short-term maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of long-term debt approximates fair value. The fair value of the interest rate swap is disclosed in Note 7.

Significant amounts of the Company's expenditures are denominated in Canadian dollars. Fluctuations in the exchange rate between Canadian and U.S. dollars could have a material effect on the Company's business, financial condition, and results of operations. The Company has not entered into foreign currency contracts or other instruments to mitigate this risk.

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. The Company performs ongoing credit evaluations of its customers' financial conditions and requires letters of credit or other guarantees whenever deemed necessary.

 13  COMMITMENTS AND CONTINGENCIES

The Company is party to certain operating leases under which the future minimum lease payments as at September 30, 1999 are approximately as follows:

       2000        $1,609
       2001         1,119
       2002           825
       2003           489
       2004           272
       Thereafter     385
----------------------------
                   $4,699

Total rent expense for the year ended September 30, 1999 was $1,306 (1998 - $1,072; 1997 - $638).

Year 2000 issues arise because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems that use certain dates in 1999 to represent something other than a date. The effects of year 2000 issues may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure, which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of year 2000 issues affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

 14  SEGMENTED FINANCIAL INFORMATION

The Company operates in a single reportable operating segment relating to digital prepress equipment. The Company generated revenue from the development and sale of digital prepress equipment to customers in the following geographic segments:

--------------------------------------------------------------------------------
  REVENUE GENERATED BY GEOGRAPHIC REGION              YEARS ENDED SEPTEMBER 30
                                                   1999        1998        1997
  Canada                                       $  4,059     $ 3,193     $ 3,134
  U.S.                                          105,953      71,927      62,441
  Europe                                         56,252      41,655      15,718
  Japan                                           2,647       5,316       9,936
  Other                                           9,412       6,757       4,354
--------------------------------------------------------------------------------
                                               $178,323     $128,848    $95,583
--------------------------------------------------------------------------------

There were no customers representing 10% or more of total revenue in the year ended September 30, 1999, or the 1998 fiscal year. There was one customer in 1997 representing approximately 10% of total revenue.

The Company has capital assets located in:

---------------------------------------------------------------------
  LOCATION OF CAPITAL ASSETS                         SEPTEMBER 30
                                                   1999        1998
  Canada                                        $37,678     $31,914
  Other                                           3,040       2,232
---------------------------------------------------------------------
                                                $40,718     $34,146
---------------------------------------------------------------------

46 | CREO PRODUCTS INC. 1999 ANNUAL REPORT


 15 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP), which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP).

a  CHANGE IN ACCOUNTING POLICY
In fiscal 1998, the Company changed its amortization policy for computer and demo equipment from the declining balance method at 30% per year to the straight-line method over 3 years. Under U.S. GAAP, the change would be accounted for prospectively from October 1, 1997 and the cumulative effect of the change would be disclosed as a separate item in the determination of net earnings.

The effect of this difference would be:

---------------------------------------------------------------------------------------------
  EFFECT OF CHANGE OF AMORTIZATION POLICY                      YEARS ENDED SEPTEMBER 30
                                                            1999        1998        1997
  Net earnings under Canadian GAAP                      $ 18,560     $11,090    $  5,837
  Reverse retroactive impact of change in
     accounting policy                                         -           -         244
---------------------------------------------------------------------------------------------
  Earnings before cumulative effect of change in
     accounting policy under U.S. GAAP                    18,560      11,090       6,081
  Cumulative effect of change in accounting policy             -        (732)          -
---------------------------------------------------------------------------------------------
  Net earnings under U.S. GAAP                            18,560      10,358       6,081
  Retained earnings (deficit), beginning of year
     under U.S. GAAP                                       3,194      (7,164)    (13,245)
---------------------------------------------------------------------------------------------
  Retained earnings (deficit), end of year
     under U.S. GAAP                                    $ 21,754     $ 3,194    $ (7,164)
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
  Earnings per share:
     Basic earnings per share                           $   0.65     $  0.41    $   0.27
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
     Diluted earnings per share                         $   0.62     $  0.38    $   0.25
---------------------------------------------------------------------------------------------

The cumulative effect of the change in accounting policy reduced basic earnings per share for the year ended September 30, 1998 by $0.03 and diluted earnings per share for the year ended September 30, 1998 by $0.03. Comprehensive earnings is the same as net earnings under U.S. GAAP for all periods presented.

b  EARNINGS PER SHARE
During 1997, the Company adopted Statement of Financial Accounting Standard No. 128, Earnings Per Share for U.S. GAAP purposes. Diluted earnings per share under U.S. GAAP is based on the weighted average number of Common Shares outstanding, which considers the dilutive effect of share options and warrants by applying the Treasury Stock method.

Under Canadian GAAP, net income is adjusted in the calculation of fully diluted earnings per share by adding to net income the impact of imputed income that is assumed to result from earnings on the proceeds from the exercise of outstanding options and warrants. Under U.S. GAAP, no such adjustment is made to net income in calculating diluted earnings per share. Instead, under U.S. GAAP, for purposes of determining the weighted average number of shares outstanding in this calculation the proceeds deemed to be received on exercise of outstanding dilutive securities are applied towards the repurchase of issued common shares at their market value. The following weighted average number of shares was used for the computation of diluted earnings per share:

--------------------------------------------------------------------------------------
  WEIGHTED AVERAGE NUMBER OF SHARES                        YEARS ENDED SEPTEMBER 30
                                                        1999        1998        1997
  Weighted average shares used in computation
      of basic earnings per share                  28,369,402  25,024,788  22,769,212
  Weighted average shares from assumed
     conversion of dilutive options                 1,511,062   2,011,202   1,422,132
--------------------------------------------------------------------------------------
  Weighted average shares used in computation
     of diluted earnings per share                 29,880,464  27,035,990  24,191,344
--------------------------------------------------------------------------------------

c  STATEMENT OF CASH FLOWS
Under U.S. GAAP, no subtotal would be provided in the operating section of the statements of cash flows.

                                     47 | CREO PRODUCTS INC. 1999 ANNUAL REPORT


d  IMPAIRMENT OF LONG-LIVED ASSETS
Under Canadian GAAP, an impairment loss is calculated as the amount by which the carrying amount of the asset exceeds the undiscounted estimate of future cash flows from the asset. Under U.S. GAAP, an impairment loss is calculated as the amount by which the carrying amount of the asset exceeds the fair value of the asset. To September 30, 1999, no impairment losses have been recorded under Canadian or U.S. GAAP and, accordingly, no material differences due to these policies have arisen.

e  JOINT VENTURE
The accounts of the Company's joint-venture investment are proportionately consolidated (see note 2). Under U.S. GAAP, proportionate consolidation is not permitted. However, under rules promulgated by the United States Securities and Exchange Commission, a foreign registrant may, subject to the provision of additional information which is set out in Note 2, continue to apply proportionate consolidation for purposes of its filings, notwithstanding the departure from U.S. GAAP. Accordingly, the financial statements have not been adjusted to restate the accounting under U.S. GAAP.

f  STOCK-BASED COMPENSATION
The Company has elected to continue to apply the guidance set out in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB
25) and related interpretations in accounting for its employee share options. Under APB 25, because the exercise price of the Company's employee share option equals the estimated fair value of the underlying share on the date of grant, no compensation cost is recognized.

Pro forma information regarding net earnings and earnings per share is required by Statement of Financial Accounting Standards No. 123 (FAS 123), Accounting for Stock-Based Compensation, for U.S. GAAP. Had compensation cost for the Company's share option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company's net earnings and earnings per share under U.S. GAAP would have been adjusted.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option valuation model with the following assumptions:

--------------------------------------------------------------------------------------
  ASSUMPTIONS FOR FAIR VALUE                               YEARS ENDED SEPTEMBER 30
                                                        1999        1998        1997
  Expected dividend yield                                 0%         0%          0%
  Expected stock price volatility                        49%        50%         51%
  Risk-free interest rate                               6.0%       5.5%        5.0%

  Expected life of options                           5 YEARS     5 YEARS    5 YEARS
--------------------------------------------------------------------------------------


  ADJUSTED NET EARNINGS AND EARNINGS PER SHARE             YEARS ENDED SEPTEMBER 30
                                                        1999        1998        1997
  Net earnings under U.S. GAAP                       $18,560     $10,358     $ 6,081
  Fair value of options granted (note 8)              (6,426)     (5,452)     (4,835)
--------------------------------------------------------------------------------------
  Net earnings - pro forma                           $12,134     $ 4,906     $ 1,246
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
  Basic earnings per share - pro forma               $  0.43     $  0.20     $  0.05
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
  Diluted earnings per share - pro forma             $  0.41     $  0.18     $  0.05
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------

Pro forma amounts reflect options granted after the 1995 fiscal year.

For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.

g  SHARE-PURCHASE LOANS
Under U.S. GAAP, share-purchase loans would be deducted from share capital rather than being included in accounts receivable. As a result, shareholders' equity and accounts receivable would decrease by $2,345, under U.S. GAAP.

h  SUPPLEMENTARY INFORMATION: ALLOWANCE FOR DOUBTFUL ACCOUNTS
Accounts receivable are disclosed net of allowance for doubtful accounts as follows:

----------------------------------------------------------------------------
                                                YEARS ENDED SEPTEMBER 30
                                              1999        1998        1997
  Charged to expenses                         $358        $ 51        $426
  Balance, end of year                        $114        $180        $391
----------------------------------------------------------------------------

48 | CREO PRODUCTS INC. 1999 ANNUAL REPORT

BOARD OF DIRECTORS AND CREO
MANAGEMENT TEAM

The following table presents information about our Board of Directors and the Creo Management Team, as of September 30, 1999:

BOARD OF DIRECTORS
---------------------------------------------------------------------------------------------------
AMOS MICHELSON            Chief Executive Officer, Creo
---------------------------------------------------------------------------------------------------
DAN GELBART               President and Chief Technology Officer, Creo
---------------------------------------------------------------------------------------------------
RAFFI AMIT, PH.D.         Chair of the Board
                          Professor, The Wharton School, University of Pennsylvania
---------------------------------------------------------------------------------------------------
DAVID A. BENNETT          Managing Director, Business Development Bank of Canada
---------------------------------------------------------------------------------------------------
THOMAS D. BERMAN          Executive Director, Brinson Partners, Inc.
---------------------------------------------------------------------------------------------------
JOHN J. BU                Managing Director, Goldman, Sachs & Co.
---------------------------------------------------------------------------------------------------
DOUGLAS H. RICHARDSON     Director of Technology, Imaging and Media, Creo
---------------------------------------------------------------------------------------------------
KENNETH A. SPENCER, PH.D  Corporate Director
---------------------------------------------------------------------------------------------------
CHARLES YOUNG             President, Marin Investments
---------------------------------------------------------------------------------------------------

CREO MANAGEMENT TEAM
---------------------------------------------------------------------------------------------------
AMOS MICHELSON            Chief Executive Officer
---------------------------------------------------------------------------------------------------
DAN GELBART               President
---------------------------------------------------------------------------------------------------
MICHAEL D. BALL           Vice President, Business Development
---------------------------------------------------------------------------------------------------
DAVID BROWN               Vice President, Business Strategy
---------------------------------------------------------------------------------------------------
MARK N. DANCE             Vice President and Chief Operating Officer
---------------------------------------------------------------------------------------------------
PHILIPPE H. FAVREAU       Vice President, Manufacturing
---------------------------------------------------------------------------------------------------
KEVIN M. JOYCE            Vice President, Sales of Creo Inc.
---------------------------------------------------------------------------------------------------
THOMAS A. KORDYBACK       Vice President, Finance, Chief Financial Officer and Secretary
---------------------------------------------------------------------------------------------------
ROBERT J. MIELCARSKI      Vice President, Business Systems and Technology
---------------------------------------------------------------------------------------------------
BOUDEWIJN P. NEIJENS      General Manager of Creo Products N.V.
---------------------------------------------------------------------------------------------------
B. DARCY O'GRADY          Vice President, Human Resources
---------------------------------------------------------------------------------------------------
MICHAEL ROLANT            Vice President, Customer Support
---------------------------------------------------------------------------------------------------

INVESTOR INFORMATION

INVESTOR RELATIONS
Creo Products Inc.
3700 Gilmore Way
Burnaby, BC
Canada V5G 4M1

TEL      604.451.2700
FAX      604.437.9891
EMAIL    IR@creo.com
INTERNET www.creo.com

TRANSFER AGENT AND REGISTRAR
Montreal Trust Company of Canada
Stock and Bond Transfer Department
510 Burrard St.
Vancouver, BC
Canada V6C 3B9
TEL      604.661.0222
FAX      604.661.9498

LISTING
Creo Products Inc. is listed on the Toronto Stock Exchange under the trading symbol CRE, and on the NASDAQ National Market under the trading symbol CREO.

TRADEMARKS
Creo, the Creo logo, and Trendsetter are registered trademarks of Creo Products Inc. Prinergy, Staccato, Harmony, Trendsetter Spectrum, Proofsetter Spectrum, ThermoFlex, and SQUAREspot are trademarks of Creo Products Inc. All other terms and product names may be trademarks or registered trademarks of their respective owners and are hereby acknowledged.

CREO OFFICES



HEAD OFFICE

3700 Gilmore Way                        [PICTURES]
Burnaby, BC
Canada V5G 4M1                          [PICTURES]
TEL  604.451.2700
FAX  604.437.9891                       www.creo.com

USA REGIONAL OFFICES                   EUROPEAN
                                       HEADQUARTERS
NORTHEAST
TEL  978.937.8200                      BRUSSELS, BELGIUM
                                       TEL  +32.2.711.1400
CENTRAL                                FAX  +32.2.720.9671
TEL  630.250.3170
                                       AUSTRALIAN FIELD OFFICE
WESTERN
TEL  714.736.5820                      SYDNEY, AUSTRALIA
                                       TEL  +61.2.93.18.5262
SOUTHERN                               FAX  +61.2.93.18.5204
TEL  770.951.9050